FOURTH AMENDED AND RESTATED OPERATING AGREEMENT OF UPTOWN NETWORK, LLC

October 25, 2018

INVESTMENT NOTICES

THESE SECURITIES IN THE FORM OF UNITS OF UPTOWN NETWORK, LLC (THE "COMPANY") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE "BLUE SKY" OR SECURITIES LAWS. THE UNITS CANNOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS AND WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SAID LAWS. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE UNITS INVOLVE CERTAIN MATERIAL RISKS. RISK FACTORS SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS BEFORE INVESTING IN THE UNITS.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE UNITS, INCLUDING THE MERITS AND RISKS INVOLVED. THERE CURRENTLY IS NO TRADING MARKET FOR THE SECURITIES OF THE COMPANY, AND NONE IS EXPECTED TO DEVELOP.

PROSPECTIVE INVESTORS MUST BE ABLE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME, BECAUSE THE SECURITIES CANNOT BE SOLD OR TRANSFERRED EXCEPT AS PERMITTED BY THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE PROVISIONS OF STATE SECURITIES LAWS. IF, AS A RESULT OF SOME CHANGE OF CIRCUMSTANCES ARISING FROM AN EVENT NOT NOW IN CONTEMPLATION, OR FOR ANY OTHER REASON, AN INVESTOR WISHES TO TRANSFER HIS OR HER SECURITIES, SUCH INVESTOR MAY FIND NO MARKET FOR THOSE SECURITIES.

PROSPECTIVE INVESTORS ACKNOWLEDGE RECEIPT FROM THE COMPANY OF ALL OF THE INFORMATION CONCERNING THE COMPANY WHICH THE INVESTOR CONSIDERS TO BE MATERIAL IN MAKING THE INVESTMENT DECISION REGARDING THE UNITS AND THE COMPANY. PROSPECTIVE INVESTORS HAVE HAD FULL ACCESS TO PERSONNEL AND THE BOOKS AND RECORDS OF THE COMPANY FOR THE PURPOSE OF OBTAINING AND VERIFYING SUCH INFORMATION. PROSPECTIVE INVESTORS HAVE HAD A FULL AND FAIR OPPORTUNITY TO MEET WITH OFFICERS, MANAGERS AND OTHER

REPRESENTATIVES OF THE COMPANY AND TO ASK QUESTIONS AND RECEIVE ANSWERS REGARDING THE PROPOSED BUSINESS OF THE COMPANY AND ITS FINANCIAL CONDITION, PROSPECTS, RISK FACTORS, CONTINGENCIES AND UNCERTAINTIES AND ANY OTHER MATTERS OF CONCERN TO THE PROSPECTIVE INVESTOR ABOUT THE COMPANY AS THE PROSPECTIVE INVESTOR HAS FELT NECESSARY OR APPROPRIATE TO ASSIST IN AN EVALUATION OF THE MERITS AND RISKS OF INVESTING IN THE UNITS. ALL MATERIAL DOCUMENTS AND INFORMATION PERTAINING TO THE COMPANY AND THE INVESTMENT THEREIN AS MAY HAVE BEEN REQUESTED WERE MADE AVAILABLE TO THE PROSPECTIVE INVESTORS.

THE PURCHASE PRICE OF THE UNITS HAVE BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY RELATIONSHIP TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

Florida Residents

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON EXEMPTION PROVISIONS CONTAINED THEREIN. ANY SALE MADE PURSUANT TO SUCH EXEMPTION PROVISIONS IS VOIDABLE BY YOU WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY YOU TO THE COMPANY, AN AGENT OF THE COMPANY OR AN ESCROW AGENT OR WITHIN THREE (3) BUSINESS DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO YOU, WHICHEVER OCCURS LATER. A WITHDRAWAL WITHIN SUCH THREE (3) DAY PERIOD WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, YOU NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THE OFFERING DOCUMENTS, INDICATING YOUR INTENTION TO WITHDRAW.

SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE, TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

FOURTH AMENDED AND RESTATED
OPERATING AGREEMENT OF UPTOWN NETWORK, LLC

THIS FOURTH AMENDED AND RESTATED OPERATING AGREEMENT is made and entered into this ______ day of October, 2018 (the "**Effective Date**"), by and among each person and entity who shall hereafter be admitted as a Member (as defined herein) to govern the operation and management of the Florida limited liability company known as UPTOWN NETWORK, LLC (the "**Company**").

W I T N E S S E T H:

WHEREAS, Articles of Organization (the "**Articles**") were filed on April 25, 2011 (the "**Formation Date**") with the office of the Department of State of the State of Florida in order to form the Company as a Florida limited liability company pursuant to the provisions of Chapter 608, Florida Statutes, as amended; and

WHEREAS, the Members entered into an Amended and Restated Operating Agreement effective as of December 1, 2011, dated as of January 2012, as amended by that certain Amendment to Amended and Restated Operating Agreement, dated as of February _____, 2012 and as further amended by the Second Amended and Restated Operating Agreement, dated as of February 5, 2015 (collectively, the "**Amended and Restated Operating Agreement**");

WHEREAS, the Members entered into the Third Amended and Restated Operating Agreement, dated as of **[July 30, 2018]** (the "**Existing Operating Agreement**"); and

WHEREAS, the Members now desire to amend the Existing Operating Agreement and, as so amended to restate the Existing Operating Agreement in its entirety, as more fully set forth in this Fourth Amended and Restated Operating Agreement (the "**Agreement**"), effective as of the Effective Date, in order to set forth the terms and conditions that will regulate and govern the operation and management of the Company and the rights and obligations of the Members of the Company.

NOW, THEREFORE, in consideration of the foregoing, which shall be deemed to be incorporated as an integral part of this Agreement and not mere recitals hereto, and the mutual covenants and agreements contained herein, the Members (for themselves and their respective successors and assigns) hereby agree as follows:

Article 1. DEFINITIONS

As used herein, the following terms shall have the following meanings:

1.1. "**Act**" shall mean Chapter 608, Florida Statutes, the Florida Limited Liability Company Act, as amended from time to time, or any other statute of similar import.

1.2. "**Adjusted Capital Account Deficit**" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of a fiscal year of the Company, after being adjusted for this purpose as follows:

1.2.1 the Capital Account shall be increased to reflect the amounts, if any, that such Member is obligated to restore to the Company under any provisions of this Agreement or is deemed to be obligated to restore pursuant to Sections 1.7; and

1.2.2 the Capital Account shall be reduced to reflect any items described in Section 1.7 of the Regulations.

This definition is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

1.3. "**Affiliate**" shall mean, with respect to any Member, any Person that directly or indirectly controls, is controlled by, or is under common control with, such Member.

1.4. "**Agreement**" shall have the meaning ascribed thereto in the recitals hereto.

1.5. "**Asset Sale**" shall mean the sale, conveyance, or other disposition of all or substantially all of the Company's property or business, taken as a whole, whether in a single or series of related transactions, and whether by the Company or by subsidiaries of the Company, and whether by merger or otherwise.

1.6. "**Board**" shall have the meaning ascribed thereto in Section 6.1.

1.7. "**Capital Account**" shall mean an individual account that shall be maintained for each Member; such account shall be credited with the amount of a Member's actual cash contributions and the agreed fair market value of any other property (less any liabilities assumed in connection with the contribution or to which the property is subject) contributed to the Company and any Net Profit (and other items of income and gain) allocated to such Member hereunder, and shall be reduced by any Net Loss (and other items of loss and expense), the amount of any cash distributions and the fair market value of any property (less any liabilities assumed in connection with the distribution or to which the property is subject) allocated or distributed to such Member hereunder. Each Member's Capital Account shall be further maintained and adjusted in accordance with the Code and the Regulations, including any adjustments to capital accounts required by the Regulations issued under Code Section 704(b) and any adjustments to the allocation of profits and losses resulting from an audit by the Internal Revenue Service.

1.8. "**Capital Contributions**" shall mean with respect to each Member the aggregate cash and other property that is contributed to the Company by each Member.

1.9. "**Cash Flow**" shall mean with respect to any period during which the Company is in existence (1) the total gross receipts collected by the Company, including, without limitation, Capital Contributions in the form of cash and any and all other receipts, but excluding the proceeds from any Asset Sale and deposits held in escrow by the Company (unless forfeited to the Company) less (2) all operating expenditures of the Company in conducting its business, including, without limitation, payments of principal and interest on Company loans and loans secured by Company assets, real estate taxes, utility payments, salaries of employees of the Company, brokerage commissions, legal fees, accounting fees, capital expenditures, and reasonable reserves established from time to time, in such amounts and for such purposes as the

Managers shall determine, but excluding expenses and liabilities payable upon or in connection with or from the proceeds of any Capital Transaction or Refinancing.

1.10. "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time. All references herein to specific sections of the Code shall be deemed to refer also to any corresponding provisions of any succeeding law.

1.11. "**Common Member**" shall mean any holder of Common Units who has been admitted to the Company in respect of such Common Units. "**Common Members**" means all such persons.

1.12. "**Common Unit**" means a Membership Interest in the Company which has been designated hereunder or by the Board as a Common Unit including any and all benefits to which the holder of such Common Unit may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provision of this Agreement.

1.13. "**Common Units Percentage Interest**" shall mean, with respect to each Common Member, the percentage of outstanding Common Units owned by a Common Member, which shall be determined by dividing the Common Units owned by the Member by the total number of all outstanding Common Units, and multiplying by 100.

1.14. "**Company**" shall have the meaning ascribed thereto in the introductory paragraph to this Agreement.

1.15. "**Company Purchase Notice**" shall have the meaning ascribed thereto in Section 9.3.2.

1.16 "**Conversion Ratio**" shall mean, with respect to each Series B Preferred Unit, Series C Preferred Unit and Series D Preferred Unit, such number of Common Units found by (i) multiplying each Series B Preferred Unit, Series C Preferred Unit and Series D Preferred Unit, by (ii) 0.19404073 (subject to adjustment made by the Board, acting reasonably and in good faith, in the event of any equity distributions to Members on account of ownership of units, division, combination or other similar recapitalization).

1.17. "**Converted Units**" shall have the meaning ascribed thereto in Sections 3.3.3 and 9.6.1.

1.18. "**Drag-Along Consideration**" shall have the meaning ascribed thereto in Section 9.6.1.

1.19. "**Drag-Along Notice**" shall have the meaning ascribed thereto in Section 9.6.2.

1.20. "**Drag-Along Right**" shall have the meaning ascribed thereto in Section 9.6.1.

1.21. "**Effective Date**" shall have the meaning ascribed thereto in the introductory paragraph to this Agreement.

1.22. "**Junior Units**" shall have the meaning ascribed thereto in Section 3.3.2.

1.23. "**Liquidity Event**" means dissolution pursuant to Section 12.3 or a "**Sale of the Company**."

1.24. "**Manager**" shall mean each person or persons elected from time to time by the Members to serve as a member of the Board in accordance with the provisions of Article 6. Each such Manager shall constitute a "manager" within the meaning of the Act.

1.25. "**Member**" means each Common Member listed as a Common Member on the signature pages hereof, each Preferred Member listed as a Preferred Member on the signature pages hereof, and each Person who has been admitted to the Company as a Common Member or Preferred Member as provided in this Agreement. "**Members**" means all such Persons.

1.26. "**Member Purchase Notice**" shall have the meaning ascribed thereto in Section 9.3.3(a).

1.27. "**Membership Interest**" shall have the meaning ascribed thereto in the Act.

1.28. "**Merger**" shall mean the merger or consolidation of the Company with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary or other Affiliate) where the Members of the Company own less than a majority of the voting power of the surviving entity after such merger or consolidation.

1.29. "**Minority Common Member**" shall have the meaning ascribed thereto in Section 9.61.

1.30. **"Minority Members"** shall have the meaning ascribed thereto in Section 9.6.1.

1.31. "**Net Profit**" **or** "**Net Loss,**" as the case may be, of the Company for each fiscal year shall be an amount equal to the Company's taxable income or taxable loss for such year under Code Section 703(a) and Section 1.703-1 of the Regulations (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), but with the following adjustments:

1.31.1 any tax-exempt income, as described in Code Section 705(a)(1)(B), of the Company for such year not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or taxable loss;

1.31.2 any expenditures of the Company described in Code Section 705(a)(2)(B) for such year, including any items treated under Section 1.704-1(b)(2)(iv)(i) of the Regulations as items described in Code Section 705(a)(2)(B), not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or taxable loss;

1.31.3 gain or loss from the sale or exchange of property subject to the provisions of Code Section 704(c) shall be taken into account in determining such taxable income or taxable loss only to the extent that would exist if the book value of the property were substituted for the adjusted tax basis thereof and as otherwise provided in Section 4.6; and

1.31.4 any items that are specially allocated pursuant to Sections 4.3 or 4.4 shall not be taken into account in computing such taxable income or taxable loss.

1.32. "**Non-Selling Preferred Members**" shall have the meaning ascribed thereto in Section 9.3.1.

1.33. "**Offered Units**" shall have the meaning ascribed thereto in Section 9.3.1.

1.34. "**Participating Members**" shall have the meaning ascribed thereto in Section 9.3.3(a).

1.35. "**Participating Members Notice**" shall have the meaning ascribed thereto in Section 9.3.3(b).

1.36. "**Person**" shall mean a natural person, corporation, limited liability company, trust, partnership, joint venture, association or other legal entity.

1.37. "**Preferred Member**" shall mean any holder of Preferred Units who has been admitted to the Company in respect of such Preferred Units. "**Preferred Members**" means all such Persons.

1.38. "**Preferred Notice**" shall have the meaning ascribed thereto in Section 9.3.3.

1.39. "**Preferred Unit**" means a Membership Interest in the Company which has been designated hereunder or by the Board as a Preferred Unit (including all series thereof) including any and all benefits to which the holder of such Preferred Units may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

1.40. "**Preferred Units Percentage Interest**" shall mean, with respect to each Preferred Member, the percentage of outstanding Preferred Units owned by Preferred Member, which shall be determined by dividing the Preferred Units owned by the Member (taken on an as-converted to Common Units basis) by the total number of all outstanding Preferred Units (with all such Preferred Units taken on an as-converted to Common Units basis), and multiplying by 100.

1.41. "**Profits Interest Member**" shall mean any holder of Profits Interest Units who has been admitted to the Company in respect of such Profits Interest Units. "**Profits Interest Members**" means all such Persons.

1.42. "**Profits Interest Unit**" means a Membership Interest in the Company which has been designated hereunder or by the Board as a Profits Interest Unit including any and all benefits to which the holder of such Profits Interest Unit may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. Profits Interest Units shall be included as Common Units, but they shall not be provided any voting rights, unless otherwise designated by the Board.

1.43. "**Prohibited Transfer**" shall have the meaning ascribed thereto in Section 9.5.1.

1.44. "**Proposed Transfer Date**" shall have the meaning ascribed thereto in Section 9.3.1.

1.45. "**Purchaser**" shall have the meaning ascribed thereto in Section 9.3.1.

1.46. "**Regulations**" shall mean the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time. All references herein to specific sections of the Regulations shall be deemed to refer also to any corresponding provisions of succeeding Regulations.

1.47. "**Remaining Units**" shall have the meaning ascribed thereto in Section 9.3.3(a).

1.48. "**Sale of the Company**" means (i) a transaction or series of related transactions in which Members consummate a Unit Sale, (ii) an Asset Sale, or (iii) a Merger in which (x) the Company is a constituent party or (y) a subsidiary of the Company is a constituent party and the Company issues Units pursuant to such Merger.

1.49. "**Second Notice**" shall have the meaning ascribed thereto in Section 9.3.3(b).

1.50. "**Selling Member**" shall have the meaning ascribed thereto in Section 9.3.1.

1.51. "**Preferred Conversion Date**" shall have the meaning ascribed thereto in Section 3.3.4.

1.52. "**Series A Liquidation Price**" shall have the meaning ascribed thereto in Section 3.3.2(d)

1.53. "**Series A Preferred Member**" shall mean any holder of Series A Preferred Units who has been admitted to the Company in respect of such Series A Preferred Units. "**Series A Preferred Members**" means all such persons.

1.54. "**Series A Preferred Return**" means, with respect to each outstanding Series A Preferred Unit, an amount accruing on such Series A Preferred Unit on a daily basis at the rate of 7% per annum, beginning on the date of issuance. In calculating the amount of any distribution to be made at any time, the portion of the Series A Preferred Return for the period elapsing before such distribution is made shall be taken into account.

1.55. "**Series A Preferred Unit**" means a Membership Interest in the Company which has been designated hereunder or by the Board as a Series A Preferred Unit including any and all benefits to which the holder of such Series A Preferred Unit may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provision of this Agreement. Series A Preferred Units are *pari passu* with the Series B Preferred Units, Series C Preferred Units and Series D Preferred Units in all ways, including but not limited to with respect to voting, distribution or liquidation preference.

1.56. "**Series A Preferred Units Percentage Interest**" shall mean, with respect to each Series A Preferred Member, the percentage of outstanding Series A Preferred Units owned by a Series A Preferred Member, which shall be determined by dividing the Series A Preferred Units

owned by the Member by the total number of all outstanding Series A Preferred Units, and multiplying by 100.

1.57. "**Series B Liquidation Price**" shall have the meaning ascribed thereto in Section 3.3.2(e)

1.58. "**Series B Preferred Member**" shall mean any holder of Series B Preferred Units who has been admitted to the Company in respect of such Series B Preferred Units. "**Series B Preferred Members**" means all such persons.

1.59. "**Series B Preferred Unit**" means a Membership Interest in the Company which has been designated hereunder or by the Board as a Series B Preferred Unit including any and all benefits to which the holder of such Series B Preferred Unit may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provision of this Agreement. Series B Preferred Units are *pari passu* with the Series A Preferred Units, Series C Preferred Units and Series D Preferred Units in all ways, including but not limited to with respect to voting, distribution or liquidation preference.

1.60. "**Series B Preferred Units Percentage Interest**" shall mean, with respect to each Series B Preferred Member, the percentage of outstanding Series B Preferred Units owned by a Series B Preferred Member, which shall be determined by dividing the Series B Preferred Units owned by the Member by the total number of all outstanding Series B Preferred Units, and multiplying by 100.

1.61. "**Series C Liquidation Price**" shall have the meaning ascribed thereto in Section 3.3.2(f).

1.62. "**Series C Preferred Member**" shall mean any holder of Series C Preferred Units who has been admitted to the Company in respect of such Series C Preferred Units. "**Series C Preferred Members**" means all such persons.

1.63. "**Series C Preferred Unit**" means a Membership Interest in the Company which has been designated hereunder or by the Board as a Series C Preferred Unit including any and all benefits to which the holder of such Series C Preferred Unit may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provision of this Agreement. Series C Preferred Units are *pari passu* with the Series A Preferred Units, Series B Preferred Units and Series D Preferred Units in all ways, including but not limited to with respect to voting, distribution or liquidation preference.

1.64. "**Series C Preferred Units Percentage Interest**" shall mean, with respect to each Series C Preferred Member, the percentage of outstanding Series C Preferred Units owned by a Series C Preferred Member, which shall be determined by dividing the Series C Preferred Units owned by the Member by the total number of all outstanding Series C Preferred Units, and multiplying by 100.

1.65. "**Series D Liquidation Price**" shall have the meaning ascribed thereto in Section 3.3.2(g).

1.66. "**Series D Preferred Member**" shall mean any holder of Series D Preferred Units who has been admitted to the Company in respect of such Series D Preferred Units. "**Series D Preferred Members**" means all such persons.

1.67. "**Series D Preferred Unit**" means a Membership Interest in the Company which has been designated hereunder or by the Board as a Series D Preferred Unit including any and all benefits to which the holder of such Series D Preferred Unit may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provision of this Agreement. Series D Preferred Units are *pari passu* with the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units in all ways, including but not limited to with respect to voting, distribution or liquidation preference.

1.68. "**Series D Preferred Units Percentage Interest**" shall mean, with respect to each Series D Preferred Member, the percentage of outstanding Series D Preferred Units owned by a Series D Preferred Member, which shall be determined by dividing the Series D Preferred Units owned by the Member by the total number of all outstanding Series D Preferred Units, and multiplying by 100.

1.69. "**Successor**" shall have the meaning ascribed thereto in Section 17.7.

1.70. "**Transfer**" shall mean any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any Units.

1.71. "**Transfer Notice**" shall have the meaning ascribed thereto in Section 9.3.1.

1.72. "**Unit Sale**" shall mean any sale or other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is sold or otherwise disposed of by the Members, whether or not to Persons or entities that are already Members.

1.73. "**Units**" shall mean the Common Units, Profits Interest Units and the Preferred Units.

1.74. "**Units Percentage Interest**" shall mean, with respect to each Member, the percentage of outstanding Units owned by such Member (on an as-converted to Common Units basis), which shall be determined by dividing the Units (on an as-converted to Common Units basis) owned by such Member by the total number of all outstanding Units (on an as-converted to Common Units basis) owned by all Members, and multiplying by 100.

1.75. "**Unpaid Series A Preferred Return**" of any Series A Preferred Unit means, as of any date, an amount equal to the excess, if any, of (a) the aggregate Series A Preferred Return accrued on such Series A Preferred Unit for all days prior to such date over (b) the aggregate amount of prior distributions of Series A Preferred Return, if any, previously made by the Company.

1.76. "**Unreturned Capital**" shall mean, with respect to any Preferred Unit, an amount equal to the excess, if any, of (a) the aggregate amount of Capital Contributions made with respect to the Preferred Unit over (b) the aggregate amount of prior distributions of Unreturned Capital, if any, previously made by the Company with respect to the Preferred Unit following the Effective Date.

Terms defined in other provisions of this Agreement that are not also defined in this Article I shall have the meanings defined or specified elsewhere in this Agreement.

Article 2. THE COMPANY

2.1. **Name**. The name of the Company shall be "**Uptown Network, LLC**" or such other name as may be selected by the Board from time to time.

2.2. **Registered Office, Registered Agent**. The registered office of the Company shall be located at **[6609 Willow Park Drive, Suite 100, Naples FL 34109]** and the registered agent of the Company at such office shall be Jack Serfass. The Board shall have the right to change such registered office and such registered agent from time to time.

2.3. **Business Purposes of the Company**. The purpose for which the Company is organized is for transacting any and all lawful business for which a limited liability company may be organized under the laws of the State of Florida.

2.4. **Principal Place of Business**. The location of the principal place of business of the Company shall be **[6609 Willow Park Drive, Suite 100, Naples, FL 34109]**, or such other place as the Board from time to time may select.

2.5. **Tax Classification**. The Members intend that, from and after the Effective Date, the Company shall be treated as an association taxed as a corporation for federal income tax purposes and, if applicable, state income or franchise tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Article 3. UNITS AND CAPITAL CONTRIBUTIONS

3.1. **Authorized Units**.

3.1.1 The Company shall have the authority to issue three (3) separate classes of Units, Common Units, Profits Interest Units and Preferred Units, each of which shall have the rights and obligations provided for in this Agreement. The Company is hereby authorized to issue up to five million (5,000,000) Common Units, three hundred thousand (300,000) Profits Interests Units, and fourteen million two hundred forty thousand (14,240,000) Preferred Units. The Units issued hereunder need not be certificated; in which event each Member's interest in the Company will be reflected in **Exhibit** "**A**" hereof, as the same may be amended from time to time.

3.1.2 If the Code or any other law, rule, regulation or guidance directly or indirectly governing any Units issued thereunder shall be amended or adopted, the Managers shall have the authority at such times and from time to time (whether in anticipation thereof or response thereto) to amend or modify this Agreement (including, without limitation, to make any election by or on behalf of the Company contemplated by any such amended or new Code provision or other law, rule, regulation or guidance) and any grant letter or grant agreement in respect of any Units now or hereafter entered into by the Company, as may be necessary, appropriate or convenient to conform this Agreement or any such grant letter or grant agreement to the requirements of such amended or new laws, rules, Treasury Regulations or other guidance, including, without limitation, Code Section 409A and the guidance issued thereunder, Code Sections 704(b) and 83 and the rules, Treasury Regulations and other guidance issued (including, without limitation, Notice 2005-43, 2005-1 C.B. 1221 and the Treasury Regulations proposed therein and any other Revenue Ruling or Procedure or Treasury Regulations adopted in lieu of any of the foregoing). In addition, each holder of Units shall execute such further agreements, instruments or documents as the Managers shall determine to be reasonably necessary, appropriate or convenient to effect any amendments or modifications to this Agreement or any grant letter or grant agreement contemplated by the foregoing sentence.

3.2. **Preferred Units**.

3.2.1 Subject to the provisions of Section 3.2.2, the Company may issue the authorized Preferred Units from time to time in one or more series with different rights and obligations as indicated in this Agreement. Subject to the limitations and provisions set forth in this Agreement, the Board is expressly authorized, at any time, by adopting an amendment to this Agreement, (i) to establish in any one or more respects the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of any series of Preferred Units, including, without limitation, the establishment of a series with preferences and other rights equal or superior to any existing series of Preferred Units, and (ii) to increase the number of Preferred Units in a designated series.

3.2.2 Notwithstanding any other provisions of this Agreement, so long as the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and/or Series D Preferred Units are outstanding the Company will not undertake any of the actions set forth in Section 3.2.1 which result in the issuance of Units in excess of the number authorized in Section 3.1.1 as of the Effective Date or create any new class of equity security having preference over or *pari passu* with the Series A Preferred Units, the Series B Preferred Units, Series C Preferred Units or the Series D Preferred Units with respect to voting, distribution or liquidation preference, or amend the terms of any existing class with the same effect, unless such actions are approved by the holders of a majority of the Preferred Units outstanding, voting together as a single class.

3.3. **Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units**. One Hundred Forty Thousand (140,000) of the authorized Preferred Units are hereby designated as Series A Preferred Units. Eight Million (8,000,000) of the authorized Preferred Units are hereby designated as Series B Preferred Units. Three Million

One Hundred Thousand (3,100,000) of the authorized Preferred Units are hereby designated as Series C Preferred Units. Three Million (3,000,000) of the authorized Preferred Units are hereby designated as Series D Preferred Units. The rights, preferences and liabilities of the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units shall be as follows:

3.3.1 The Company shall pay the Unpaid Series A Preferred Return owing on any Series A Preferred Units converted pursuant to Section 3.3.3(a) in one lump sum cash payment to the holders of such Series A Preferred Units upon the conversion of such Series A Preferred Units pursuant to Section 3.3.3(a). If the Series A Preferred Return cannot be paid in full, the Company shall pay such Series A Preferred Return to the maximum possible extent to the Series A Preferred Members ratably based on the respective amounts of Series A Preferred Return otherwise payable to them.

3.3.2 (a) The Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units are *pari passu*, and they rank senior to every other class or series of the Company's Units, whether already existing or later created (collectively, the "**Junior Units**").

(b) Except for distributions provided by Section 5.1, the Company shall not make any distributions with respect to any Unit of the Junior Units if any Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit, or Series D Preferred Unit remains outstanding unless otherwise approved by the holders of a majority of the outstanding Series A Preferred Units, Series B Preferred Units, Series C Preferred Unit and Series D Preferred Unit voting together as a single class and on an as converted basis.

(c) Upon the dissolution of the Company as provided for in Article 12 of this Agreement, (i) the holders of record of the Series A Preferred Units will be entitled to receive an amount equal to the Series A Liquidation Price, (ii) the holders of record of the Series B Preferred Units will be entitled to receive an amount equal to the Series B Liquidation Price, (iii) the holders of record of the Series C Preferred Units will be entitled to receive an amount equal to the Series C Liquidation Price, and (iv) the holders of record of the Series D Preferred Units will be entitled to receive an amount equal to the Series D Liquidation Price. If the Company's assets to be distributed among the holders of Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units upon dissolution are insufficient to permit the Company to pay (i) the full Series A Liquidation Price for each Series A Preferred Unit, plus any declared but unpaid distributions applicable to each such Series A Preferred Unit, (ii) the full Series B Liquidation Price for each Series B Preferred Unit, plus any declared but unpaid distributions applicable to each such Series B Preferred Unit, (iii) the full Series C Liquidation Price for each such Series C Preferred Unit, plus an declared but unpaid distributions applicable to each such Series C Preferred Unit, and (iv) the full Series D Liquidation Price for each Series D Preferred Unit, plus any declared but unpaid distributions applicable to each such Series D Preferred Unit, the Company will distribute its assets among the holders of Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units ratably based on the respective amounts otherwise payable to them. Each of the Series A Liquidation Price, the Series B Liquidation Price, Series C Liquidation Price and

Series D Liquidation Price shall be paid in cash or in property taken at its fair value, or both, at the election of the Board or the liquidator, as the case may be. If such payment shall have been made in full to the holders of each of the Series A Preferred Units, the Series B Preferred Units, Series C Preferred Units and the Series D Preferred Units, the remaining assets and funds of the Company shall be distributed in accordance with Section 12.3.3 and Section 12.3.4 of this Agreement.

(d) The "**Series A Liquidation Price**" to be paid upon dissolution pursuant to Section 12.3 will be the Capital Account of the Series A Preferred Member, plus the Unpaid Series A Preferred Return to be paid *pari passu* along with the Series B Liquidation Price, the Series C Liquidation Price and the Series D Liquidation Price.

(e) The "**Series B Liquidation Price**" to be paid upon dissolution pursuant to Section 12.3 will be the Capital Account of the Series B Preferred Member to be paid *pari passu* along with the Series A Liquidation Price, the Series C Liquidation Price and the Series D Liquidation Price.

(f) The "**Series C Liquidation Price**" to be paid upon dissolution pursuant to Section 12.3 will be the Capital Account of the Series C Preferred Member to be paid *pari passu* along with the Series A Liquidation Price, the Series B Liquidation Price and the Series D Liquidation Price.

(g) The "**Series D Liquidation Price**" to be paid upon dissolution pursuant to Section 12.3 will be the Capital Account of the Series D Preferred Member to be paid *pari passu* along with the Series A Liquidation Price, the Series B Liquidation Price and the Series D Liquidation Price.

3.3.3 Each Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit and Series D Preferred Unit is convertible by its holder into Common Units as follows, with any Common Units resulting from conversion pursuant to Section 3.3.3 being referred to as Converted Units:

(a) The holder of Series A Preferred Units may, at the holder's option, at any time, convert all, but not less than all, of its Series A Preferred Units into a number of Common Units equal to the number of Series A Preferred Units being converted, subject to adjustment made by the Board, acting reasonably and in good faith, in the event of any equity distributions to Members on account of ownership of Units, division, combination or other similar recapitalization.

(b) The holder of Series B Preferred Units may, at the holder's option, at any time, convert all, but not less than all, of its Series B Preferred Units into a number of Common Units determined in accordance with the Conversion Ratio, subject to adjustment as appropriate.

(c) The holder of Series C Preferred Units may, at the holder's option, at any time, convert all, but not less than all, of its Series C Preferred Units into a number of

Common Units determined in accordance with the Conversion Ratio, subject to adjustment as appropriate.

(d) The holders of Series D Preferred Units may, at the holder's option at any time, convert all, but not less than all, of its Series D Preferred Units into a number of Common Units determined in accordance with the Conversion Ratio, subject to adjustment as appropriate.

(e) Preferred Units may be converted at the holder's option in accordance with the provisions of Section 9.6.1.

3.3.4 Each holder of an applicable outstanding Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit or Series D Preferred Unit will promptly surrender its Unit certificate (if any) to the Company on a voluntary conversion pursuant to Section 3.3.3(a), Section 3.3.3(b), Section 3.3.3(c), or Section 3.33(d). For all purposes of this Agreement (other than for automatic conversion which is effective in accordance with the specific provisions applicable thereto), conversion of Preferred Units to Common Units will be effective when the holder delivers to the Company applicable notice of its election to convert and certificates (if any) evidencing the converted Units (each of the foregoing respective dates is a "**Preferred Conversion Date**"). As promptly as practicable after the Preferred Conversion Date, or such other date as may be applicable to an automatic conversion and which for purposes of this Section 3.3.4 shall also be referred to as the Preferred Conversion Date, and in any event within ten (10) days after surrender of the certificate or certificates, if any, representing converted Preferred Units, the Company will promptly issue and deliver, or cause to be issued or delivered, at its expense to a converting holder, a certificate evidencing (by rounding down) the number of whole Common Units to which such holder is entitled (with any fractional Common Units otherwise issuable being canceled). The person in whose name the certificate or certificates for Common Units are to be issued will be deemed to be the holder of such Common Units as of the Preferred Conversion Date. On the Preferred Conversion Date, (1) the converted Units will cease to be outstanding, (2) the holders of the converted Units will cease to have any further rights with respect to those Units, except to receive Common Units (the right to any accrued distribution or Series A Preferred Return shall cease), and (3) the holders of the converted Units will be deemed to have become the record holders of the Common Units for all purposes and shall be admitted to the Company as Common Members.

3.3.5 Except as expressly provided otherwise herein, the Preferred Members will vote with the Common Members on an as-converted basis in accordance with the provisions of Article 8.

3.4. **Reservation of Common Units Issuable Upon Conversion**. The Company will reserve out of its authorized but unissued Common Units, solely for the purposes of effecting the conversion of the Preferred Units, the number of Common Units issuable on conversion of all outstanding Preferred Units.

3.5. **No Reissuance of Preferred Units**. Any Preferred Units converted to Common Units shall be canceled and not available for further issuance.

3.6. **Unit Registers**. The Board shall cause to be kept a register for each class and series of Units and shall cause each such register to be updated from time to time to reflect the issuance of additional Units of such class or series or any Transfer of Units of such class or series permitted hereunder. Each Unit Register shall indicate the name, address and number of Units owed by each Member and, absent manifest error, a Unit register shall be conclusive evidence as to the number of Units of such class or series held by a Member (or any permitted transferee) on any given day.

3.7. **Initial Contributions**. The Board shall determine the amount of consideration to be contributed to the Company in exchange for any Units and, upon payment of such consideration, all Units issued hereunder shall be fully paid and nonassessable. The holders of Membership Interests being converted to Common Units hereunder shall not be required to make any contribution to the Company in exchange for the conversion of such Membership Interests to Common Units, and upon such conversion, all such Common Units shall be fully paid and nonassessable.

3.8. **Additional Capital Contributions**. No additional Capital Contributions shall be required by a Member with respect to any outstanding Units.

3.9. **Interest**. No Member shall receive interest on Capital Contributions or otherwise with respect to such Member's Capital Account.

3.10. **Return of Capital**. No Member shall have the right to withdraw any part of the Member's Capital Account or any Capital Contributions except as expressly provided in this Agreement. No Member shall be entitled to a return of any Capital Contributions in any form other than cash unless otherwise agreed to by the Board.

3.11. **Preemptive Rights**.

3.11.1 If the Company proposes to issue and sell any Membership Interests or any securities containing options or rights to acquire any Units or any securities convertible into Units (such Membership Interests and other securities are hereinafter collectively referred to as "**Newly Issued Membership Interests**"), the Company will first offer to each of the Members a portion of the number or amount of such Newly Issued Membership Interest proposed to be issued or sold in any such transaction or series of related transactions equal to: (A) such Member's Units Percentage Interest multiplied by (B) the total number of Newly Issued Membership Interests proposed to be issued and sold by the Company in any such transaction all for the same price and upon the same terms and conditions (including any requirement to purchase other securities) as the Newly Issued Membership Interests that are being offered to the purchasers in such transaction or series of transactions. Notwithstanding the foregoing, this Section 3.11 shall only apply to any newly issued Common Units and Preferred Units being issued over and above the Common Units and Preferred Units authorized in Sections 3.1.1 and 3.3, as of the Effective Date (including any securities convertible into or exercisable for such Units) (i.e. this Section 3.11 shall apply to (x) any Series B Preferred Units initially reserved in excess of the eight million (8,000,000) Series B Preferred Units initially authorized hereunder,

(y) any Series C Preferred Units initially reserved in excess of the first three million one Hundred Thousand (3,100,000) Series C Preferred Units initially authorized, and (z) any Series D Preferred Units initially reserved in excess of the first three million (3,000,000) Series D Preferred Units initially authorized hereunder), and any additional Units which the Company may propose to issue and sell.

3.11.2 The preemptive rights established by this Section 3.11 shall have no application to any Membership Interests issued by the Company, upon the requisite approval of the Board, (i) for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination, (ii) pursuant to any equipment leasing or loan arrangement; or debt financing from a bank or similar financial or lending institution, (iii) to employees and consultants of, and other Persons related to, the Company in connection with the provision of services rendered or to be rendered, and (v) in connection with strategic business transactions involving the Company and other entities that do not have the purpose of intent of raising capital for the Company.

3.11.3 The Company will timely cause to be given to each Member a written notice setting forth the price, terms and conditions upon which each such Member may purchase such Newly Issued Membership Interests (the "**Preemptive Notice**"). After receiving a Preemptive Notice, each Member must reply to the Company, in writing, within 10 days of the date of such Preemptive Notice that such Member agrees to purchase its portion of the Newly Issued Membership Interests offered pursuant to this Section 3.11 on the date of sale to the purchasers (the "**Preemptive Reply**"). If any Member fails to make a Preemptive Reply in accordance with this Section 3.11.3, the Newly Issued Membership Interests offered to such Member may thereafter, for a period not exceeding sixty (60) days following the expiration of such 10-day period, be issued, sold or subjected to rights or options to the purchasers and to the Members who have delivered a valid Preemptive Reply, on a pro rata basis, at a price not less than that at which they were offered to the Member and on the same terms and conditions as previously offered.

3.12. **Profits Interest Units**. Profits Interest Units shall have the voting rights, if any, and be subject to such other terms and conditions as are determined by the Board. Upon the execution by a prospective holder of Profits Interest Units of a written consent to be bound by all of the terms and conditions of this Agreement and the issuance by the Company of such Profits Interests Units, (i) the holder of such Profits Interest Units shall be admitted as a Member of the Company, (ii) the Company's books shall be closed, (iii) the Capital Accounts of the Members shall be "booked up," utilizing the fair market value of the Company as of the date of such "book-up," as determined by the Board in the exercise of its sole discretion, and (iv) any Profit or Loss to be allocated to the Members as a result of such "book-up" shall be allocated to the Members in accordance with the definition of Profits and Losses contained herein, based upon the number of Units issued and outstanding immediately prior to the issuance of such Profits Interest Units. Thereafter, all subsequent allocations of Profit or Loss pursuant to Article 4 and all distributions of cash pursuant to the terms hereof shall be made upon the number of Units issued and outstanding immediately following the issuance of such Profits Interest Units. The Profits Interest Units shall vest in accordance with the schedules set forth in the applicable grant agreements by and between the Company and the holders of such Profits Interest Units. A

Profits Interest Unit is intended to meet the definition of a "profits interest" in IRS Revenue Procedures 93-27 and 2001-43.

Article 4. PROFITS AND LOSSES

4.1. **General Rule**. This Article 4 shall apply with respect to all fiscal periods of the Company. Except as otherwise provided in this Article, a portion of the Net Profits of the Company equal to the cumulative amount of the Series A Preferred Return distributed to the Series A Preferred Members shall be allocated to the Series A Preferred Members for each fiscal year during which Series A Preferred Units are outstanding, and any remaining Net Profits or any Net Losses of the Company shall be allocated to the Members in proportion to their respective Units Percentage Interests.

4.2. **Contribution of Property**. Notwithstanding any other provision of this Agreement to the contrary, if any Member contributes property to the Company, any income, gain, loss and deduction with respect to such property shall be shared among the Members as required by Code Section 704(c) so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution.

4.3. **Special Allocations**. Notwithstanding the provisions of Sections 4.1 or 4.2, the following special allocations shall be made in the following order:

4.3.1 Except as otherwise provided in Section 1.704-2(f) of the Regulations, if there is a net decrease in "partnership minimum gain" (as that term is defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations) during any Company fiscal year, then each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent years) in an amount equal to that Member's share of the net decrease in partnership minimum gain. Allocations pursuant to the previous sentence shall be made in accordance with Section 1.704-2(f)(6) of the Regulations. This Section is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

4.3.2 If there is a net decrease in "partner nonrecourse debt minimum gain" (as that term is defined in Section 1.704-2(i)(2) of the Regulations) attributable to a "partner nonrecourse debt" (as that term is defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations) during any Company fiscal year, then each Member who has a share of that partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt as of the beginning of each fiscal year shall, to the extent required by Section 1.704-2(i)(4) of the Regulations, be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt. Allocations pursuant to the previous sentence shall be made in accordance with Section 1.704-2(i)(4) of the Regulations. This Section is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

4.3.3 If any Member unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, then items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 4.3.3 shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 4 have been tentatively made as if this Section 4.3.3 were not in the Agreement. This Section is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

4.3.4 If any Member has a deficit Capital Account at the end of any fiscal year of the Company that is in excess of the sum of the amount such Member is obligated to restore pursuant to the provisions of this Agreement and the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, then each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article 4 have been tentatively made as if Section 4.3.3 and this Section were not in the Agreement.

4.3.5 "Nonrecourse deductions" (as that term is defined in Section 1.704-2(b)(1) of the Regulations) for any fiscal year shall be allocated to the Members in proportion to their respective Percentage Interests.

4.3.6 "Partner nonrecourse deductions" (as that term is defined in Section 1.704-2(i) of the Regulations) for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the "partner nonrecourse debt" (as that term is defined in Section 1.704-2(b)(4) of the Regulations) to which such Partner nonrecourse deductions are attributable, in accordance with Regulations Section 1.704-2(i)(1).

4.4. **Curative Allocations**. The allocations set forth in Section 4.3 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations that are made be offset either with other Regulatory Allocations or with special allocations pursuant to this Section. Therefore, notwithstanding any other provision of this Article 4 (other than the Regulatory Allocations), the Board shall make such offsetting special allocations in whatever manner they shall determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Sections 4.1 and 4.2. In exercising its discretion under this Section, the Board shall take into account future Regulatory Allocations under Sections 4.3.1 and 4.3.2 that, although not yet made, are likely to offset other Regulatory Allocations previously made under this Section.

4.5. **Other Allocation Rules**.

4.5.1 For purposes of determining the Net Profit, Net Loss or any other items allocable to any period, Net Profit, Net Loss and any such other items shall be determined on a daily, monthly or other basis, as determined by the Board using any permissible method under Code Section 706 and the Regulations thereunder.

4.5.2 Except as otherwise provided in this Agreement, all items of Company income, gain, loss and deduction, and any other allocations not otherwise provided for, shall be divided among the Members in the same proportions as they share Net Profit or Net Loss, as the case may be, for the fiscal year.

4.5.3 In determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their respective Percentage Interests.

4.5.4 To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor to treat distributions as having been made from the proceeds of a "nonrecourse liability" (as that term is defined in Section 1.704-2(b)(3) of the Regulations) or a "partner nonrecourse debt" (as that term is defined in Section 1.704-2(b)(4) of the Regulations) only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

4.6. **Tax Allocations**. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution. Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profit, Net Loss or other items or distributions pursuant to any provision of this Agreement.

4.7. **Withholding**. All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article 4 for all purposes of this Agreement. The Company is authorized to withhold from distributions to the Members and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty.

Article 5. DISTRIBUTIONS

5.1. **Distributions**. Except as provided in Section 12.3, upon the approval by vote or written consent of both (i) the Board and (ii) (for so long as less than a majority of the aggregate number of originally-issued Preferred Units shall have been converted into Common Units) the holders of outstanding Preferred Units, voting together as a single class on an as-converted to Common Units basis, distributions from Cash Flow may be made at any time or from time to time to holders of then-outstanding Common Units (or otherwise as so approved by the Board and such holders of Preferred Units) in accordance with their respective Units Percentage Interest, after providing all of the Members at least thirty (30) days' advance notice of such distribution.

5.2. **Distributions in Violation of the Act**. Notwithstanding anything herein to the contrary, the Company shall not make, and the Members are not entitled to receive, any distribution from the Company to the extent that such distribution would violate any provision of the Act.

5.3. **Distributions in Respect of Unvested Profits Interest Units**. Notwithstanding the provisions of this Section 5, or any other provision of this Agreement to the contrary, any distribution to be made pursuant to this Article 5 (as currently drafted or as subsequently amended pursuant to this Agreement or any schedule or amendment hereto, to the extent applicable) with respect to any Profits Interest Units which are outstanding but not vested at the time of such distribution, as determined under the applicable grant agreement with respect to such Profits Interest Units, shall be reserved by the Company, and shall be held by the Company, in trust, for distribution with respect to such Profits Interest Units upon the vesting of such Profits Interest Units. Upon the vesting of such Profits Interest Units, the amount that would have been previously distributed with respect to such Profits Interest Units shall be distributed to the holder thereof. In the event that any of the Profits Interest Units with respect to which amounts have been reserved pursuant to the provisions of this Section 5.4 are forfeited pursuant to the provisions of the applicable grant agreement, then, immediately upon such forfeiture, the amounts so reserved shall be either retained by the Company or distributed to the Members in accordance with the provisions of this Article 5, pursuant to which such amounts would have been distributed if not for the provisions of this Section 5.4.

Article 6. MANAGEMENT

6.1. **Board**. The business and affairs of the Company shall be managed under the direction of the Board. Without any limitation thereon except as otherwise set forth in this Agreement, the Board shall have the power, on behalf and for the purposes of the Company, to:

6.1.1 acquire, operate, maintain, finance, improve, sell, convey, assign, mortgage, or lease any personal or real property, provided, however, that any merger or consolidation of the Company with another entity or a sale of all or substantially all of the Company's assets shall require the approval of the Members;

6.1.2 sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;

6.1.3 purchase insurance to protect the Company's officers, board of directors, members, employees, properties, and business;

6.1.4 borrow money and, in connection therewith, grant security interests in and mortgages upon the property of the Company;

6.1.5 execute and deliver releases and discharges on behalf of the Company;

6.1.6 make any and all expenditures that the Board, in its sole discretion, deems necessary or appropriate in connection with the management of the Company's affairs and the conduct of its business, including, without limitation, all legal, accounting, and other related expenses incurred in connection with the organization, financing, and operation of the Company;

6.1.7 invest and reinvest Company reserves in short-term instruments or money market funds;

6.1.8 admit new Members to the Company;

6.1.9 hire employees of the Company, including members of the Board, establish the terms of such employment (including but not limited to success fees and bonuses), and discharge employees of the Company; and

6.1.10 do all other things necessary to accomplish the Company's purposes, including the execution of contracts, instruments and documents that the board of directors deems necessary or advisable to carry out the purposes of the Company, including, but not limited to, contracts, instruments, and documents whose operation and effect extend beyond the term of the Company.

6.2. The Board shall be composed of not less than five (5) Managers, and such number may be increased or decreased by vote of the Board. Each Manager shall hold office until the next annual meeting of the Members and until his or her successor is elected and qualifies. The names of the initial Managers are set forth in **Exhibit** "**B**" hereof.

6.3. An annual meeting of the Board shall be held immediately after and at the same place as the annual meeting of Members, with no notice other than this Agreement being necessary. The Board may establish, by resolution, the time and place, either in or outside of the State of Florida, for the holding of regular meetings of the Board without notice other than that resolution.

6.4. Special meetings of the Board may be called by or at the request of the chairman of the Board or by a majority of the Managers then in office. The person or persons authorized to call special meetings of the Board may fix any place in the State of Florida as the place for holding any special meeting of the Board.

6.5. Notice of any special meeting of the Board shall be given to each Managers in accordance with the terms of this Agreement at least two (2) days before the meeting. Notice that is given by mail shall be given at least five (5) days before the meeting. Neither the business to be transacted at, nor the purpose of, any annual, regular, or special meeting of the Board need be stated in the notice.

6.6. A majority of the entire Board (e.g., a majority of the full number of Managers then in office) shall constitute a quorum for the transaction of business at any meeting of the Board, provided however, that, if less than a majority of the board members are present at the meeting, a majority of the entire Board may adjourn the meeting to a future time, without further notice. The Managers present at a meeting that has been duly called and convened may continue to transact business until adjournment, even though enough Managers withdraw to leave less than a quorum.

6.7. The affirmative vote of a majority of the Managers present at a meeting at which a quorum is present shall be required for the action of the Board.

6.8. Managers may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

6.9. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a consent in writing to the action is signed by the number of Managers equal to a majority of the entire Board, and the written consent is filed with the minutes of proceedings of the Board.

6.10. Any vacancy on the board of directors for any cause other than an increase in the number of Managers may be filled by a majority of the remaining Managers, although such majority is less than a quorum. Any vacancy on the Board by reason of an increase in the number of Managers may be filled by a majority vote of the entire Board. A Manager elected by the Board to fill a vacancy shall serve until the next annual meeting of Members and until his or her successor is elected and qualifies.

6.11. Managers shall not receive any stated salary for their services as Members of the Board but, by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed to Managers for attendance at each annual, regular or special meeting of the Board or of any committee of the Board. However, a Manager may also be an employee of the Company and be entitled to compensation pursuant to a separate employment agreement or compensation arrangement.

6.12. The Members may, at any time, remove any Manager, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast on the matter and may elect a successor to fill any resulting vacancy for the balance of the term of the removed Manager.

6.13. **Committees**.

6.13.1 The Board may appoint from among its members an executive committee and other committees, composed of one or more Managers, to serve at the pleasure of the Board.

6.13.2 The Board may delegate to committees appointed under Section 6.13.1 any of the powers of the Board, except as prohibited by law.

6.13.3 In the absence of any member of any committee, the members of that committee present at any meeting, whether or not they constitute a quorum, may appoint a Manager to act in the place of the absent member.

6.13.4 Members of a committee of the board of directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

6.13.5 Any action required or permitted to be taken at any meeting of a committee of the Board may be taken without a meeting, if a consent in writing to the action is signed by each member of the committee and the written consent is filed with the minutes of proceedings of the committee.

6.13.6 Any (w) grant of equity compensation (including, without limitation, the issuance of any Profits Interest Units), (x) increase in the total compensation (aggregating salary and bonus for this purpose, and including, without limitation, any transaction-related bonus) of any individual employee of the Company by more than fifteen percent (15%) over the prior year's total compensation, (y) increase in the total compensation (aggregating salary and bonus for this purpose) of all employees of the Company by more than fifteen percent (15%) over the prior year's total compensation of all employees of the Company, or (z) hiring of any new employee at a rate of total compensation (aggregating salary and bonus for this purpose) that is more than ten percent (10%) higher than the highest total compensation being paid to any other employee at such time, must be approved by the members of a Compensation Committee of the Board (i) all the members of which must be independent Managers who are not employed by the Company or engaged by the Company as consultants, (ii) whose only other affiliation with the Company is as an equity holder, and (iii) each of whom holds at least 50,000 Preferred Units and who collectively hold at least 500,000 Preferred Units.

6.14. **Officers**.

6.14.1 The officers of the Company may consist of a chairman of the board, a vice chairman of the board, a president, one or more vice presidents, a treasurer, one or more assistant treasurers, a secretary, and one or more assistant secretaries. The officers of the Company shall be elected annually by the Board at the first meeting of the Board held after each annual meeting of Members. If the election of officers is not held at the meeting, the election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the officer's successor is elected and qualifies or until the officer's death, resignation or removal in the manner hereinafter provided. Any two or more officers except president and vice president

may be held by the same person. In its discretion, the Board may leave unfilled any office except that of president, treasurer, or secretary. Election of an officer or agent shall not of itself create contract rights between the Company and that officer or agent. The names of the initial officers of the Company are set forth in **Exhibit** “**B**” hereof.

6.14.2 Any officer or agent of the Company may be removed by the Board if in its judgment the best interests of the Company would be served thereby, but the removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Company may resign at any time by giving written notice of the resignation of the Board, the chairman of the board, the president, or the secretary. Any resignation shall take effect at the time specified therein or, if the time when it shall become effective is not specified therein, immediately upon its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

6.14.3 A vacancy in any office may be filled by the Board for the balance of the term.

6.14.4 The Board may designate a chief executive officer from among the elected officers who are directors. The chief executive officer shall have responsibility for implementing the policies of the Company, as determined by the Board, and for administering the Company’s business and affairs.

6.14.5 The Board may designate a chief operating officer from among the elected officers who are Managers. That officer will have the responsibility and duties as set forth by the Board or the chief executive officer.

6.14.6 The chairman of the board shall preside over the meetings of the Board and of the Members. In the absence of the chairman of the board, the vice chairman of the board shall preside at those meetings. The chairman of the board and the vice chairman of the board shall, respectively, perform all other duties assigned by the Board.

6.14.7 The president shall in general supervise and control all of the business and affairs of the Company. Unless the president is not a member of the Board, in the absence of both the chairman and vice chairman of the board, the president shall preside at all meetings of the Board and of the Members. If a chief executive officer has not been designated by the Board, the president shall be the chief executive officer and shall be ex officio a member of all committees that may, from time to time, be constituted by the Board. The president may execute any deed, mortgage, bond, contract, or other instrument which the Board has authorized to be executed, except in cases where execution shall be expressly delegated by the Board or by these bylaws to some other officer or agent of the corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and any other duties prescribed by the Board from time to time.

6.14.8 In the absence of the president or in the event of a vacancy in that office, the vice president (or if there is more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the

powers of and be subject to all the restrictions upon the president; and shall perform all other duties assigned from time to time by the president or by the Board. The Board may designate one or more vice presidents as executive vice president or as vice president for particular areas of responsibility.

6.14.9 The secretary shall (a) keep the minutes of the proceedings of the Members, the Board and committees of the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of this Agreement or as required by law; (c) be custodian of the Company records; (d) keep a register of the post office address of each Member, which shall be furnished to the secretary by each Member; and (e) in general perform all other duties assigned from time to time by the president or by the Board.

6.14.10 The treasurer shall have the custody of the Company's funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in those depositories designated by the Board.

The treasurer shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for the disbursements, and shall render to the president and Board, at the regular meetings of the Board or whenever they may require it, an account of all transactions as treasurer and of the financial condition of the Company.

If required by the Board, the treasurer shall give the Company a bond in an amount and with a surety or sureties that are satisfactory to the Board for the faithful performance of the duties of the treasurer's office and for the restoration to the Company, in case of the treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys, and other property of whatever kind in the treasurer's possession or control belonging to the Company.

6.14.11 The assistant secretaries and assistant treasurers, in general, shall perform the duties assigned to them by the secretary or treasurer, respectively, or by the president or the Board. The assistant treasurers shall, if required by the Board, give bonds for the faithful performance of their duties in amounts and with a surety or sureties which are satisfactory to the Board.

6.14.12 The Board may also appoint a vice-president of Sales of Business Development.

6.15. **Preferred Members** The Preferred Members acknowledge and agree that in order to facilitate the proper operation of the business of the Company, the management of the Company shall rest solely with the Board. The intent of the Management of the Company is to provide a financial return of principal and dividends to the Preferred Members and the possible conversion to Common Units at an enhanced value, but subject only to Sections 8.6.1 and 8.6.2, such Preferred Members will not have a role in the operation of the business.

Article 7. ADDITIONAL MEMBERS

7.1. **Admission of Additional Members**. Subject to the provisions of this Agreement, the Board may issue Units to any Person acceptable to the Board for such consideration as the Board deems appropriate, and may admit such Person as a new Member of the Company in respect of such Units.

Article 8. MEETINGS OF MEMBERS

8.1. **Annual and Special Meetings**. An annual meeting of the Members shall be held each calendar year for the purpose of electing the Manager or Managers of the Company for the coming year and for the transaction of such other proper business as may come before the meeting, the exact date and place of the meeting to be established by the Board from time to time. Annual meetings of the Members may be held at such time and at such place as shall be determined from time to time by the Board. It is anticipated that such meetings will take place on the third Tuesday of April of each year and Members are invited to attend in person or electronically. Special meetings shall be held as the Members holding a majority of the outstanding Units (on an as converted to Common Units basis) or the Board shall determine appropriate. If all of the Members shall meet at any time and place and consent to the holding of the meeting at such time and place, then such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

8.2. **Notice of Annual and Special Meetings**. Written notice stating the place, day and hour of the annual or special meeting and the purpose or purposes for which the annual or special meeting is called shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the annual or special meeting.

8.3. **Voting Rights**. On any action requiring the vote or consent of the Members, the vote or consent of (i) the Common Members, Profits Interest Members (to the extent voting rights have been accorded to the Profits Interests Units) and the Preferred Members, voting together as one class, on an as-converted basis to Common Units basis, and (ii) for so long as less than a majority of the aggregate number of originally-issued Preferred Units shall have been converted into Common Units, (A) the holders of Common Units, voting as a separate class, and (B) the holders of outstanding Preferred Units, voting together as a single class, shall be required. Unless otherwise determined by the Board, Profits Interest Units shall not be accorded any voting rights.

8.3.1 Each Common Member shall be entitled to one vote for each Common Unit owned by such Member.

8.3.2 In addition to its voting rights specially provided for in this Agreement or granted by applicable law, each holder of Preferred Units will be entitled to voting rights with respect to all matters on which holders of Common Units and/or Profits Interest Units, to the extent such Profits Interest Units are designated as voting, have the right to vote. For all purposes of this Agreement, each holder of Preferred Units may vote that number of votes equal to the number of whole Common Units into which the holder's Preferred Units would be

convertible pursuant to the provisions of Section 3.3.3, notwithstanding any terms of conversion contained in Section 3.3.2, as of the record date for the determination of Members entitled to vote on the matter. Each holder's votes will be counted together with all other Units having general voting powers and not separately as a class, except as otherwise provided in this Agreement or by applicable law. In cases in which the holders of Series A Preferred Units alone are entitled to approve a matter, or in the event that the holders of Series A Preferred Units vote separately as a class, each holder will be entitled to one vote for each of its Series A Preferred Units and the vote of a majority of the outstanding Series A Preferred Units will constitute the action of that class. In cases in which the holders of Series B Preferred Units alone are entitled to approve a matter, or in the event that the holders of Series B Preferred Units vote separately as a class, each holder will be entitled to one vote for each of its Series B Preferred Units and the vote of a majority of the outstanding Series B Preferred Units will constitute the action of that class. In cases in which the holders of Series C Preferred Units alone are entitled to approve a matter, or in the event that the holders of Series C Preferred Units vote separately as a class, each holder will be entitled to one vote for each of its Series C Preferred Units and the vote of a majority of the outstanding Series C Preferred Units will constitute the action of that class. In cases in which the holders of Series D Preferred Units alone are entitled to approve a matter, or in the event that the holders of Series D Preferred Units vote separately as a class, each holder will be entitled to one vote for each of its Series D Preferred Units and the vote of a majority of the outstanding Series D Preferred Units will constitute the action of that class. In cases in which the holders of Preferred Units, together, are entitled to approve a matter, or in the event that the holders of Preferred Units vote together as a single class, each holder will be entitled to such number of votes for each of its Preferred Units on an as-converted to Common Units basis, and any action shall be taken by majority vote.

8.4. **Quorum; Manner of Acting**.

8.4.1 Members holding at least a majority of the outstanding Common Units, outstanding Profits Interest Units (if accorded voting rights) and outstanding Preferred Units on an as-converted to Common Units basis, represented in person or by proxy, shall constitute a quorum at any meeting of the Members. Once a Unit is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, and the withdrawal of a Member after a quorum has been established at a meeting shall not effect the validity of any action taken at the meeting or any adjournment thereof.

8.4.2 If a quorum is present, the affirmative vote of the Members holding a majority of the outstanding Common Units, outstanding Profits Interest Units (if accorded voting rights) and outstanding Preferred Units on an as-converted to Common Units basis, represented in person or by proxy at the meeting, acting together as a single class, shall be the act of the Members.

8.5. **Informal Action by Members**. Any action required or permitted to be taken by the Members under any provisions of law, the Articles or this Agreement may be taken without a meeting if the Members holding at least a majority of the aggregate outstanding Common Units, Profits Interest Units (if accorded voting rights) and Preferred Units on an as converted to Common Units basis sign a written consent thereto and such written consent is delivered to the

Company and all non-consenting Members. Action taken under this section is effective upon delivery of such written consent, unless the consent specifies a different effective date, in which case it is effective on the date so specified.

8.6. **Protective Provisions; Additional Voting Rights**.

8.6.1 Notwithstanding anything to the contrary in this Agreement, for so long as less than a majority of the Preferred Units originally issued at any time under the terms of any or all of the Amended and Restated Operating Agreement, the Existing Operating Agreement, or this Agreement, taken together, shall have been converted into Common Units, the following events and transactions shall be authorized only by the affirmative majority vote of Preferred Members, voting together as a single class:

(a) Any liquidation, dissolution, recapitalization, merger, consolidation, reorganization or spin-off of, or joint venture involving, the Company;

(b) Any Asset Sale, or other transaction for the sale, exclusive license, lease, exchange, transfer, or other disposition, directly or indirectly by the Company or any of its subsidiaries, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Company;

(c) Any sale, exchange, transfer, hypothecation or other disposition of any Units of the Company, including a Merger, as a result of which the Members immediately prior to such transaction do not represent at least a majority of the voting power of the surviving entity;

(d) Commencement of a voluntary bankruptcy, reorganization or insolvency case;

(e) Entering into any contract, agreement, lease or other arrangement or transaction for the furnishing to or by the Company of goods or services, or for the creation or repayment of indebtedness, with any Member, Manager, officer or employee, or with the Affiliate of any of such Persons, on other than arms' length terms;

(f) The creation, or authorization of the creation of, any additional class or series of Units unless the same ranks junior to all of the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and the payment of dividends, making of distributions and rights of redemption;

(g) Any purchase or redemption, or payment or declaration of any dividend or the making of any distribution on, any Units of the Company other than (i) redemptions of or dividends or distributions on the Preferred Units as expressly authorized herein, (ii) dividends or other distributions payable on the Common Units solely in the form of additional Common Units and (iii) repurchases of equity securities, as approved by the Board (whether upon grant of such equity securities or otherwise), from former employees, officers, directors, consultants or other persons who performed services for the Company or any

subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(h) Any creation, or authorization of the creation of, or issuance, or authorization of the issuance of any debt security or other incurrence of indebtedness for borrowed money, or any grant of permission to any subsidiary to take any such action with respect to any debt security or incurrence of indebtedness for borrowed money by a subsidiary, if the aggregate consolidated indebtedness of the Company for borrowed money following such action would exceed $300,000, other than equipment leases in the ordinary course;

(i) Any creation, or holding Units in, any subsidiary that is not wholly owned (either directly or through one or more subsidiaries) by the Company; and

(j) Any authorization of the Company's first underwritten public offering of its common equity under the Securities Act (including but not limited to a Qualified IPO).

Article 9. RESTRICTION ON TRANSFER OF UNITS

9.1. **Transfers Prohibited**.

9.1.1 No Member shall at any time during the existence of this Agreement, directly or indirectly, Transfer or otherwise deal with or dispose of, to any Person not a party to this Agreement, all or any part of such Member's Units now owned or hereafter acquired by such Member, without first obtaining the written consent of the Board, or without first complying with the provisions of Section 9.3 below; provided, however, that the provisions of Section 9.1 and Section 9.3 shall not apply to a Unit Sale or a transfer pursuant to Sections 9.2, 9.6 or 9.7. Nothing herein below withstanding to the contrary, no Member shall be permitted to sell any or all of his/her/its Units for a period of one (1) year following acquisition of the Member's interest in the Company, without the prior written consent of the Board. Consent of the Board may be given or withheld in the sole and absolute discretion of the Board. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. Any person to whom Membership Interest is attempted to be transferred in violation of this prohibition shall have no right to participate in the affairs of the Company in any respect.

9.1.2 UNDER NO CIRCUMSTANCES WILL ANY MEMBER TRANSFER ANY UNIT TO ANY BUSINESS, OR INDIVIDUAL WHO IS DIRECTLY INVOLVED IN SOCIAL MEDIA, INTERACTIVE MENUS, FOOD SERVICE, WINE RECOMMENDATIONS, FOOD RECOMMENDATIONS, OR ELECTRONIC REWARD PROGRAMS OR DISCOUNTS. THIS RESTRICTION MAY BE EXPANDED BY A SIMPLE MAJORITY VOTE OF THE ENTIRE BOARD AT ANY TIME. FURTHERMORE, ANY TRANSFER THAT IS DEEMED HARMFUL TO THE INTERESTS OF THE MAJORITY OF OTHER MEMBERS AND/OR THE COMPANY MAY BE DISALLOWED BY A SIMPLE MAJORITY VOTE OF THE BOARD.

9.1.3 Subject to Section 9.2, any purported Transfer in violation of the foregoing shall be null and void and of no force and effect.

9.2. **Permitted Transfer**. Notwithstanding Section 9.1, Common Units may be transferred pursuant to the following provisions of Section 9.2, as applicable, without first complying with Section 9.3 below, and Preferred Units may be transferred pursuant to the following provisions of Section 9.2, as applicable, without first converting such Preferred Units to Common Units and without first complying with Section 9.3:

(a) a Member who is a natural person may transfer all or any portion of such Member's Units to a trust created by such Member for the benefit of such Member or for the benefit of a member of such Member's immediate family as part of the Member's estate planning program; provided, however, that the Member acts as the trustee of such trust; and

(b) upon the death of a Member who is a natural person, such Member's personal representative or estate, as the case may be, may transfer any or all of the Member's Units in the Company in accordance with the Member's will and/or trust as long as the ultimate beneficial owner of such Units is the Member's spouse, children and/or trust for the benefit of the Member's spouse or children.

Any Transfer pursuant to the foregoing provisions shall remain subject to all other restrictions and limitations on Transfers set forth herein.

9.3. **Rights of First Refusal**.

9.3.1 Subject to the provisions of Section 9.2, and except for transfers pursuant to Section 9.6 and Section 9.7, if any Member (the "**Selling Member**") proposes to Transfer any of such Selling Member's Units pursuant to a bona fide offer from one or more prospective purchasers (each, a "**Purchaser**"), the Selling Member shall promptly give written notice (the "**Transfer Notice**") to the Company and to each Preferred Member, excluding, if applicable, the Selling Member (the "**Non-Selling Preferred Members**"), at least ninety (90) days prior to the proposed closing date of such Transfer (the "**Proposed Transfer Date**"). The Transfer Notice shall include a true copy of the bona fide offer and, if not clearly stated in the bona fide offer, shall state the number of Units to be Transferred (the "**Offered Units**"), the nature of such Transfer, the consideration to be paid, and the name and address of each Purchaser. A Transfer Notice shall constitute an irrevocable offer by the Selling Member to sell the Offered Units to the Company and/or the Non-Selling Preferred Members in accordance with the terms of this Section 9.3. Any proposed transfer under this section 9.3 shall be subject to the restrictions set forth in Section 9.1.2 above.

9.3.2 For a period of thirty (30) days following receipt of any Transfer Notice, the Company shall have the right, exercisable upon written notice to the Selling Member (the "**Company Purchase Notice**"), to purchase the Offered Units on the same terms and conditions as set forth in the Transfer Notice. The Company shall effect the purchase of the Offered Units specified in the Company Purchase Notice within thirty (30) days after delivery of the Company Purchase Notice, and, if such Units are represented by certificate(s), at such time the Selling Member shall deliver to the Company the certificate(s) representing the Company Offered Units to be purchased by the Company, each certificate to be properly endorsed for transfer.

9.3.3 (a) If the Company fails to purchase all of the Offered Units, the Company shall promptly give written notice (the "**Preferred Notice**") to the Non-Selling Preferred Members, which Preferred Notice shall set forth the number of Offered Units not purchased by the Company (the "**Remaining Units**"). Then each Non-Selling Preferred Member shall have the right to purchase such Member's Pro Rata Share (as defined in subsection (c) below) of the Remaining Units subject to such Preferred Notice on the same terms and conditions as set forth in the Transfer Notice. Each Non-Selling Preferred Member's purchase right shall be exercised by written notice delivered to the Selling Member (a "**Member Purchase Notice**") within ten (10) days following the delivery of the Preferred Notice. Each Non-Selling Preferred Member that exercises his purchase right under this Section 9.3.3 (the "**Participating Members**") shall, subject to subparagraph (b) below, effect the purchase of such Remaining Units, including payment of the purchase price, not more than twenty (20) days after delivery of the Member Purchase Notice, and, if such Units are represented by certificate(s), at such time the Selling Member shall deliver to the Participating Members the certificate(s) representing the Remaining Units to be purchased by the Participating Members, each certificate to be properly endorsed for transfer.

(b) In the event that not all of the Non-Selling Preferred Members elect to purchase their Pro Rata Share of the Remaining Units within the time period set forth in Section 9.3.3(a), then the Selling Member shall promptly give written notice to each of the Participating Members (the "**Second Notice**"), which Second Notice shall set forth the number of the Remaining Units not purchased by the Non-Selling Preferred Members under Section 9.3.3(a) and shall offer the Participating Members the right to acquire such Remaining Units. The Participating Members shall have ten (10) days after receipt of the Second Notice to deliver a written notice to the Selling Member (the "**Participating Members Notice**") of its election to purchase its Pro Rata Share (as defined in subparagraph (c) below) of the unpurchased Remaining Units on the same terms and conditions as set forth in the Transfer Notice. Notwithstanding the time limitation for effecting the sale of the Remaining Units under subparagraph (a) above, if a Participating Member elects to purchase any Remaining Units in accordance with this subparagraph (b), such Member shall effect the purchase of all Units being purchased by such Member under subparagraphs (a) and (b), including payment of the purchase price, not more than ten (10) days after delivery of the Participating Members Notice, and, if such Units are represented by certificate(s), at such time, the Selling Member shall deliver to the Participating Members the certificates representing the Remaining Units to be purchased by the Participating Members, each certificate to be properly endorsed for transfer.

(c) For purposes of subsection (a) of this Section 9.3.3, each Non-Selling Preferred Member's "**Pro Rata Share**" shall be equal to the product obtained by multiplying (i) the aggregate number of Remaining Units and (ii) a fraction, the numerator of which is the number of Preferred Units owned by such Non-Selling Preferred Member (on an as converted to Common Units basis) and the denominator of which is the total number of Preferred Units owned by all of the Non-Selling Preferred Members (on an as converted to Common Units basis). For purposes of subsection (b) of this Section 9.3.3, each Participating Member's "**Pro Rata Share**" shall be equal to the product obtained by multiplying (i) the aggregate number of unpurchased Remaining Units and (ii) a fraction, the numerator of which is the number of Preferred Units owned by such Non-Selling Preferred Member (on an as converted to Common

Units basis) and the denominator of which is the total number of Preferred Units owned by all of the Participating Members(on an as converted to Common Units basis) .

9.3.4 To the extent that the Company and the Non-Selling Preferred Members do not purchase all of the Offered Units under the provisions of Section 9.3.2 and Section 9.3.3, the Selling Member may, subject to Section 9.4 below, enter into and perform its obligations under an agreement providing for the closing of the Transfer of any Offered Units not purchased pursuant to Section 9.3.2 and Section 9.3.3 on or before the Proposed Transfer Date and on terms and conditions not more favorable to the transferor than those described in the Transfer Notice. Any proposed Transfer on terms and conditions more favorable than those described in the Transfer Notice or not completed on or before the Proposed Transfer Date, as well as any subsequent proposed Transfer of any of the Selling Member's Common Units, shall again be subject to the first refusal rights of the Non-Selling Preferred Members and/or the Company and shall require compliance by the Selling Member with the procedures described in this Section 9.3.

9.4. **<u>Effect of Transfer</u>**. In the event of any permitted Transfer by a Member of all or any part of such Member's Units pursuant to the terms of this Agreement, the transferee shall receive and hold the transferred Units subject to the terms and conditions of this Agreement and subject to the obligations of the transferor Member under this Agreement, and the transferee shall execute and deliver to the Company a joinder to this Agreement and acknowledgment of such responsibilities as a condition precedent to the Transfer pursuant to the terms of this Agreement.

9.5. **<u>Substitution of Transferee as a Member</u>**.

9.5.1 Any transfer not in compliance with the foregoing provisions of this Article 9 (a "**<u>Prohibited Transfer</u>**") shall be null and void and of no force and effect whatsoever, and no purported assignee, transferee or designee under a Prohibited Transfer shall be admitted as a substitute Member or have any rights whatsoever with respect to the Units purportedly transferred, including no rights to participate in the management of the business and affairs of the Company or to receive any share of profits or other compensation by way of income or the return of contributions to which that Member would otherwise be entitled, and the books and records of the Company shall not be updated to reflect any such Prohibited Transfer. Notwithstanding the foregoing, if the Company is required to recognize any Prohibited Transfer, the rights of the holder of the transferred Units shall be strictly limited to the rights to allocations and distributions with respect to the transferred Units as provided in this Agreement, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company.

9.5.2 An assignee, transferee (including any Purchaser), designee or legal representative of a Member may only be admitted to the Company as a Member upon the written consent of the Board to admit such assignee, transferee, designee or legal representative after determining that the transfer provisions of this Article 9 (including the requirements in this Section 9.5) have been satisfied. If the Board determines that the provisions of Article 9 have been satisfied, the Board shall have no right to withhold its consent to the admission of such

assignee, transferee, designee or legal representative as a Member. The Board shall provide a copy of such written consent to such assignee, transferee, designee or legal representative and to the Company. Upon the delivery of the written consent to the Company, such assignee, transferee, designee or legal representative, as the case may be, shall be admitted as a Member of the Company; provided, however, that as conditions to such Person's admission as a substitute Member: (a) any assignee, transferee, designee or legal representative of the Member shall execute and deliver such instruments, in form and substance satisfactory to the Board as the Board shall deem reasonably necessary or desirable to cause the assignee, transferee, designee or legal representative of the Member to become a substitute Member, and (b) such assignee, transferee, designee or legal representative shall pay all reasonable expenses incurred in connection with the person's admission as a substitute Member, including but not limited to, the cost of preparing and filing any amendment to this Agreement or the Articles that is deemed by the Board to be reasonably necessary or desirable in connection therewith.

9.6. **Drag-Along Rights.**

9.6.1 In the event that (x) a Unit Sale is to be effected by the holders of Preferred Units having an aggregate Preferred Units Percentage Interest that is greater than fifty percent (50%), (y) if at any time after the second anniversary of the Effective Date, a sale of all of their Series B Preferred Units, all of their Series C Preferred Units and/or all of their Series D Preferred Units (a "**Preferred Sale**") is to be effected by the holders of Units having an aggregate (i) Series B Preferred Units Percentage Interest that is greater than fifty percent (50%), (ii) Series C Preferred Units Percentage Interest that is greater than fifty percent (50%) and /or (iii) Series D Preferred Units Percentage Interest that is greater than fifty percent (50%), respectively (collectively, in each case referred to in (x) or (y), the "**Majority Selling Members**"), or (z) a Merger or other Sale of the Company is approved by the Board and the Majority Selling Members as provided herein, the Majority Selling Members in a Unit Sale or Preferred Sale, as applicable, and the Board in a Merger shall have the right (the "**Drag-Along Right**") to require (a) each Common Member that is not a Majority Selling Member (a "**Minority Common Member**") to sell all of such Member's Common Units and (b) each Preferred Member that is not a Majority Selling Member (a "**Minority Preferred Member**") to sell all of such Member's Preferred Units, in any of such Unit Sale, Preferred Sale, or Merger, as the case may be (the Minority Common Members and the Minority Preferred Members, collectively, the "**Minority Members**"). Minority Preferred Members shall be provided with notice (together with the Drag-Along Notice as hereinafter defined) that within thirty (30) days from the date of receipt thereof, such Minority Preferred Members shall have the option to convert their Preferred Units to Common Units. In the event the Minority Preferred Members elect to convert to Common Units ("**Converted Units**"), then such Unit holder shall be treated as a Minority Common Member under this Section 9.6. The Drag-Along Consideration to be received by a Preferred Member that has not converted to Common Units shall be at least equal to its Unreturned Capital and unpaid Series A Preferred Return, as applicable, and notwithstanding anything in this Section 9.6.1 to the contrary, the Drag-Along Consideration to be received by a Preferred Member shall equal an amount per Unit not less than the Series A Liquidation Price, the Series B Liquidation Price, Series C Liquidation Price, or Series D Liquidation Price, as applicable to each included Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit and/or Series D Preferred Unit, respectively, as though a Liquidity Event occurred at the time of the Unit Sale, Preferred Sale, Merger or other Sale of the

Company, as the case may be. The per Unit consideration (the "**Drag-Along Consideration**") to be received by a Minority Common Member or Member holding Converted Common Units for each Common Unit or Converted Unit, as the case may be, being sold as part of such transaction shall be at least equal to the per Unit consideration to be received by each Majority Selling Member selling Common Units in such transaction and the terms and conditions of the Unit Sale or Preferred Sale, as applicable, shall be the same for the Units to be sold by the Minority Common Members and the Units to be sold by the Majority Selling Members, on an as-converted to Common Units basis (using the Voluntary Conversion Ratio for the Series B Preferred Units, Series C Preferred Units and the Series D Preferred Units, and for the Series A Preferred Units into a number of Common Units equal to the number of Series A Preferred Units being converted, subject to adjustment in the event of any equity distributions to Members on account of ownership of Units, division, combination or other similar recapitalization).

9.6.2 To exercise Drag-Along Rights, the Majority Selling Members shall deliver written notice (the "**Drag-Along Notice**") to each Minority Member with a copy to the Company describing in reasonable detail the terms and conditions of the Unit Sale or Preferred Sale, as applicable, including (a) the Drag Along Consideration, (b) for each Minority Preferred Member the number of Preferred Units to be sold in connection therewith, and (c) for each Minority Common Member the number of Common Units to be sold in connection therewith.

9.6.3 In connection with any Unit Sale, Preferred Sale, or Merger in which rights under Section 9.6 are being exercised, the Majority Selling Members and, as applicable, the Preferred Members and/or the Minority Common Members shall enter into an agreement for the consummation of such Unit Sale, Preferred Sale, or Merger, with the prospective purchaser or purchasers on substantially similar terms and conditions as specified in the Drag-Along Notice. The Preferred Members and the Minority Common Members agree to take all other actions contemplated by such Unit Sale, Preferred Sale, or Merger, including the execution of such agreements and such instruments and other actions to (x) provide the representations, warranties, indemnities, covenants, conditions, non-compete agreements, escrow agreements and other provisions and agreements relating to such Unit Sale, Preferred Sale, or Merger, and (y) effectuate the allocation and distribution of the aggregate consideration upon consummation of the transaction.

9.6.4 Notwithstanding anything to the contrary in this Section 9.7, in connection with any Unit Sale, Preferred Sale, or Merger, each Preferred Member and Minority Common Member, as the case may be, will only be required to provide indemnification to the purchaser in such Unit Sale, Preferred Sale, or Merger with respect to representations and warranties that pertain to such Preferred Members or Minority Common Members personally, which shall be limited to representations and warranties related to: (i) such Member's unencumbered ownership of such Member's Units and (ii) such Members due authorization of such Unit Sale, Preferred Sale, or Merger and the lack of any default under such Member's organizational documents or any other agreement to which such Member is bound arising from the consummation of such Unit Sale, Preferred Sale, or Merger. Further, no Preferred Member or Minority Common Member shall be obligated to agree to any post-closing covenant which interferes with such Member's business as conducted at the time of such Unit Sale, Preferred Sale, or Merger.

9.7. **Tag-Along Rights**.

9.7.1 If the Company or any Preferred Members (collectively, the "Initiating Sellers"), propose to sell in one transaction or a series of related transactions, to a purchaser or related group of purchasers, any of the outstanding Units (a "Participation Sale"), each other Member (a "Non-Initiating Seller") may elect to participate in the Participation Sale by delivering written notice to the Company and Initiating Sellers within ten (10) days following the receipt of notice of such Participation Sale. Each Non-Initiating Seller that makes such election shall be entitled to sell, at the same price and on the same terms as the Initiating Sellers, a number of Units equal to the product of (i) the quotient determined by dividing the number of Units owned by such Participating Seller by the aggregate number of Participating Units outstanding at such time, and (ii) the aggregate number of Units to be sold by such Participating Parties in such Sale. For purposes of this calculation, Preferred Shares will be deemed to have been converted into Common Units.

9.8. **Evidence of Membership Interest**. Units may be evidenced, at the request of the Members and the approval of the Board, by certificates. If certificates are issued, all such certificates shall be endorsed on the back thereof as follows:

> "THE UNITS EVIDENCED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACT OF ANY STATE. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH STATE LAWS AS MAY BE APPLICABLE, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
>
> UNDER THE OPERATING AGREEMENT OF THE COMPANY, RESTRICTIONS HAVE BEEN PLACED UPON THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE. IN ADDITION, THE OPERATING AGREEMENT OF THE COMPANY LIMITS THE RIGHTS OF ASSIGNEES OR TRANSFEREES OF UNITS UNLESS SUCH PERSONS HAVE BEEN ADMITTED AS SUCCESSOR MEMBERS IN ACCORDANCE WITH THE OPERATING AGREEMENT OF THE COMPANY. THE COMPANY WILL FURNISH A COPY OF THE OPERATING AGREEMENT OF THE COMPANY TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE."
>
> The certificates shall be endorsed on the front thereof as follows:
>
> "SEE RESTRICTIONS ON TRANSFER HEREOF ON REVERSE SIDE."

Article 10. AMENDMENT

Except for Amendments authorized under Article 3 hereto or as provided in this Article 10, unless otherwise required by the Act, an amendment to this Agreement shall become effective only at such time as it has been approved in writing by (i) the Common Members holding at least a majority of all issued and outstanding Common Units, (ii) the Series A Preferred Members holding at least a majority of all issued and outstanding Series A Preferred Units, (iii) the Series B Preferred Members holding at least a majority of all issued and outstanding Series B Preferred Units, (iv) the Series C Preferred Members holding at least a majority of all issued and outstanding Series C Preferred Units, and (v) the Series D Preferred Members holding at least a majority of all issued and outstanding Series D Preferred Units, in each case, voting or consenting as a separate class; provided, however, that (a) any amendment that would modify the preferences or the relative rights of (i) the Series A Preferred Units, (ii) the Series B Preferred Units, (iii) the Series C Preferred Units or (iv) the Series D Preferred Units, as the case may be, to distributions of assets of the Company, whether in connection with a Liquidity Event, a Company liquidation or otherwise, shall require the approval of the Members holding at least 90% of all issued and outstanding Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, or Series D Preferred Units, respectively, and (b) any amendment that would adversely affect the rights of a Preferred Member with respect to their class or series of Units in a manner more adverse to such Preferred Member than to the other Preferred Members holding the same class or series of Units shall require the consent of such Preferred Member. Notwithstanding the foregoing, the Company may amend this Agreement at any time, without the consent of any Member, to cure any ambiguity, defect or inconsistency or to correct any erroneous provision contained in this Agreement.

Article 11. TAXATION

11.1. **Income Tax Reporting** The Members are aware of the income tax consequences of the allocations made by Article 4 and the distributions made by Article 5 hereof and hereby agree to be bound by the provisions of Article 4 and Article 5 in reporting the Member’s share of Company income and loss for federal and state tax purposes. Following the end of each calendar year, each Member will receive a Form K-1 from the Company, if required, in accordance with the requirements of the Code.

11.2. **Partnership**. Notwithstanding anything contained herein to the contrary, the Company shall be treated as a partnership for federal and state income tax purposes unless and until the Board causes the Company to file an election under the Code to be treated for tax purposes as an entity other than a partnership.

Article 12. DISSOLUTION AND TERMINATION

12.1. **Events of Dissolution**. The Company shall continue until dissolved by:

12.1.1 the written approval of the Common Members holding at least two-thirds (2/3) of the Common Units and the written approval of the Preferred Members holding at least a majority of the Preferred Units;

12.1.2 any event which makes it unlawful for the business of the Company to be carried on by the Company; or

12.1.3 the consummation of an Asset Sale;

12.1.4 any other event causing a dissolution of a limited liability company under the Act.

12.2. **Final Accounting**. In case of the Company's dissolution, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution.

12.3. **Liquidation**. Upon the Company's dissolution, the Board shall select a person to act as liquidator to wind up the Company. The liquidator shall have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the Company's affairs in an orderly and prudent manner. The liquidator shall provide advance notice to all Members of such liquidation and, on or after the thirtieth day following such notice, the liquidator shall distribute all proceeds from the liquidation of the Company in the following order of priority:

12.3.1 to the payment of all debts, taxes, obligations and other liabilities of the Company and the necessary expenses of liquidation; where there is a contingent debt, obligation or liability, a reserve shall be set up to meet such contingency, and if and when the contingency shall cease to exist, the monies, if any, in the reserve shall be distributed as herein provided for in this Section; and

12.3.2 *Pro Rata* and *Pari Passu* to each Series A Preferred Member, an amount equal to the Series A Liquidation Price, to each Series B Preferred Member an amount equal to the Series B Liquidation Price, to each Series C Preferred Member an amount equal to the Series C Liquidation Price, and to each Series D Preferred Member an amount equal to the Series D Liquidation Price; and

12.3.3 to each Common Member, an amount equal to such Member's Capital Account balance; provided however that if the amount being so distributed to Common Members is not sufficient to provide to each Common Member the amount of its Capital Account Balance, then the amount being distributed shall be distributed among such Common Members in proportion to their respective Capital Account balances; and

12.3.4 to all Common Members in accordance with their respective Common Units Percentage Interest.

After taking into account all allocations, it is anticipated that each Member's Capital Account balances will be in an amount equal to the amount to be distributed to the Member pursuant to Section 12.3. If any Member's Capital Account is not equal to the amount to be distributed to such Member pursuant to Section 12.3, Net Profit or Net Loss for the fiscal year in which the Company is dissolved shall be allocated among the Members in such a manner as to cause, to the extent possible, each Member's final Capital Account balance to be equal to the amount to be distributed to the Member pursuant to Section 12.3.

12.4. **Distribution in Kind**. If the liquidator shall determine that a portion of the Company's assets should be distributed in kind to the Members, it shall distribute such assets to the Members in undivided interests as tenants in common in accordance with the distributions set forth in Section 12.3.

12.5. **Cancellation of Certificate**. Upon completion of the distribution of Company assets, the Company shall be terminated and the Members shall cause the Company to execute articles of dissolution and take such other actions as may be necessary to dissolve the Company.

Article 13. DEADLOCK AND DISPUTES

13.1. **Mediation**. Any controversy or claim arising out of or relating to this Agreement or any related agreement, including without limitation any deadlock resulting from there being neither sufficient votes to approve nor disapprove a matter hereunder that requires a vote, will be settled in the following manner:

(a) a senior executive representing each of the Members will meet to discuss and attempt to resolve any such controversy or claim within fifteen (15) days after one Member provides written notice to the other Member requesting resolution of a controversy or claim hereunder (a "**Mediation Notice**");

(b) if such controversy or claim is not resolved as contemplated by clause (a) within forty-five (45) days after receipt of the Mediation Notice, the Members will, by mutual consent, select an independent third party to mediate such controversy or claim, *provided* that such mediation will not be binding upon any of the parties; and

(c) if such controversy or claim is not resolved as contemplated by clauses (a) or (b) within forty-five (45) days after initiation of such mediation, the parties will have such rights and remedies as are available under this Agreement or, if and to the extent not provided for in this Agreement, are otherwise available under law.

13.2. **Deadlock**. If there is a Deadlock and Mediation has not resulted in a resolution of the dispute, the following procedure may be initiated by any Member.

13.2.1 A Deadlock shall be deemed to exist if, with respect to any issue concerning the Company's affairs or management, the votes for and against the issue are evenly divided. If a Deadlock occurs and is not resolved, then, within thirty (30) days after the occurrence of the Deadlock, any Member may request that all Members submit sealed bids to the Company's attorney for the purchase of all Interests. The Members, including the Member making the request, shall submit their bids within forty-five (45) days after the request is delivered. If the Company has more than two Members, then any two or more of them may jointly submit a bid. At the expiration of the forty-five (45)-day period, the Company's attorney shall open the bids and shall notify all Members of the makers and amounts of the bids. If the highest bids are equal, then the makers of those bids, within ten (10) days after delivery of notice of the amounts of the bids, may submit second sealed bids to the Company's attorney. At the expiration of that ten (10)-day period, the Company's attorney shall open the second bids and

shall notify all Members of the makers and amounts of the bids. If the second submission of bids produces another tie, then the makers of those tying bids, within ten (10) days after delivery of notice of the amounts of the bids, may submit a third sealed bid to the Company's attorney. At the expiration of that ten (10)-day period, the attorney shall open the bids and shall notify all Members of the makers and amounts of the bids. If no one bids after any tie or the third submission of bids produces another tie, then any Member may petition any court having jurisdiction for the dissolution of the Company and for the appointment of a receiver for its assets on the grounds that a Deadlock exists. If a Member who submits a tie bid desires to bid again, then his or her subsequent bid must exceed his or her last bid by at least $1.00 per percentage of interest.

13.2.2. When the bidding process is concluded, the maker of the highest bid shall purchase the Interests of all the other Members, and all of the other Members shall sell all of their Interests to the maker. Closing shall take place within thirty (30) days after the conclusion of the bidding process at the office of the Company's attorney. At the closing, the maker of the highest bid shall pay the purchase price to the other Members in immediately available funds; and each other Member, contemporaneously therewith, shall execute and deliver to the maker of the highest bid, or his or her assignee, an assignment which shall transfer to the maker good and marketable title to the selling Member's entire Interest, free and clear of all liens, claims, and encumbrances.

Article 14. BOOKS AND RECORDS

14.1. **Information Relating to Company**. Each Member or his or its authorized representative shall have access to and may inspect and copy all books, records and materials regarding the Company or its activities, as provided by Section 608.4101 of the Act, in accordance with such reasonable procedures, including notice requirements and other limitations, as determined by the Board from time to time. The exercise of the rights contained in this Section shall be at the requesting Member's expense.

14.2. **Accounting Period**. The Company's accounting period shall be determined by the Board from time to time.

Article 15. NON-DISCLOSURE

15.1. **Non-Disclosure/Confidentiality.** The Members shall hold in strict confidence and will not use to the detriment of Company all data and information obtained in connection with the business of Company and further agrees not to disclose, either directly or indirectly, any of such data and information to any person or entity without the written consent of Company. At the request of Company, the Member agrees to immediately return to Company all data and information theretofore obtained, including, but not limited to, documents, business information, proprietary information, market studies, financial data, and memoranda. The Member acknowledges that all data and information disclosed to the Member constitutes a trade secret and/or confidential business information of Company and that disclosure of such information to

third parties anywhere in the world, or the use of such information anywhere within the world by the Member without written consent of Company will materially and adversely affect the present or future business of Company. The Member further agrees that the terms of the this Agreement shall remain confidential. The Member further acknowledges that the restrictions contained herein are reasonable restraints upon the Member's activities.

15.1.2. The Member agrees not to use any data or information obtained from the Company.

15.2. **Breach**. The Member agrees that any violation by the Member of any of the covenants contained in this Agreement will cause irreparable harm and damage to Company, the amount of which will be impossible to ascertain and for that reason the Member agrees that Company shall be entitled to an injunction, without the necessity of posting bond, from any court of competent jurisdiction restraining any violation of any or all of said covenants, either directly or indirectly, and such right to injunction shall be cumulative and in addition to whatever other remedies Company may have. Further, in the event of any litigation arising out of this Agreement or in the event Company seeks to enforce this Agreement, the prevailing party in such litigation, shall be entitled to reasonable attorneys' fees and costs of litigation through and including all appeals.

15.3. **Terms**. If any portion of the restrictions contained herein are held to be unreasonable, arbitrary or against public policy, the restrictions contained herein shall be considered divisible both as to time and to geographical areas; and each month of the specified period shall be deemed to be a separate period of time. In the event any court determines the specified time period or geographical area to be unreasonable, arbitrary or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary and not against public policy may be enforced against the Member.

This Agreement shall be governed by the laws of the State of Florida, U.S.A. and constitutes the entire agreement between the parties on the subject matter hereof and no prior written documents, and no prior or contemporary oral statements, representations, promises or understandings not embodied in this Agreement shall be of any force or effect with respect to the subject matter hereof. This Agreement may not be amended or modified in whole or in part except by an instrument in writing signed by Company and the Member. The Member further agrees and acknowledges that it has reviewed this Agreement and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendment thereto. No waiver of any provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

All actions or proceedings arising directly or indirectly from this Agreement may be litigated, at the option of Company, in courts situated in the State of Florida and the Member hereby consents to the jurisdiction of any local, state or federal court located in such state. The Member hereby irrevocably appoints the Secretary of State of the State of Florida as its agent to receive service of process in connection with any action or litigation in connection with this Agreement. Such appointment of Secretary of State of Florida is made pursuant to Florida

Statute Section 48.161 dealing with method of substituted service on nonresidents. Any breach of this Agreement by the Member shall be deemed to be a breach occurring within Collier County, Florida. The Member acknowledges that this Agreement shall be deemed to be entered into in Collier County, Florida. For these reasons, it is agreed that venue with respect to any matter arising herefrom shall only lie in Collier County, Florida, and the Member waives any objection to venue and jurisdiction being in Collier County, Florida.

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision or portion of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

This Agreement shall be binding upon the Member, its, successors and assigns and shall inure to the benefit of Company and its successors and assigns.

Article 16. NON-COMPETITION

16.1. **Non-Competition**. Except as approved by the Company, for so long as a Member (Common or Preferred) owns Units in the Company and for a period of three (3) years after a Member ceases to be a Member of the Company, each Member covenants and agrees will not, individually or collectively, as a participant in a partnership, sole proprietorship, Company or other entity, or as an operator, investor, shareholder, partner, director, employee, consultant, manager, advisor or any other capacity whatsoever, either directly or indirectly, do any of the following acts:

(a) directly or indirectly engage in the same or similar business as then being conducted by the Company within the United States of America;

(b) directly or indirectly divulge, communicate, use to the detriment of the Company or its Members, or for the benefit of any other person or persons, or misuse in any way, any confidential information or trade secrets relating to the business of the Company;

(c) directly or indirectly induce, request or advise any employee of the Company to leave the employ of the Company;

(d) directly or indirectly engage in, solicit or accept any business from any customer of the Company or give any other person, Company, partnership or other entity the information, right, power or authority to do same; and

(e) directly or indirectly request or advise any customer or supplier of the Company to withdraw, curtail or cancel any of their business or other relationships with the Company.

16.2. **Reasonableness of Restrictions**. The parties hereto acknowledge that the restrictions contained herein are reasonable restraints upon the Members and further

acknowledge any violation of the terms of the covenants contained in this paragraph could have a substantial detrimental effect on the Company. The Members have carefully considered the nature and extent of the restrictions imposed upon them and the rights and remedies conferred upon the Company under the provisions of this Section and hereby acknowledge and agree that the same are reasonable in time and territory, are designed to eliminate competition which would otherwise be unfair to the Company, do not stifle a Member's inherent skill and experience, would not operate as a bar to a Member's sole means of support, and are fully required to protect the legitimate interest of the Company and do not confer a benefit upon the Company disproportionate to the detriment of a Member.

Each Member agrees that any damages resulting from any violation by of any of the covenants contained in this paragraph will be impossible to ascertain and for that reason agree that the Company shall be entitled to an injunction without the necessity of posting bond, from any court of competent jurisdiction restraining any violation of any or all of said covenants, either directly or indirectly, and such right to injunction shall be cumulative and in addition to whatever other remedies the Company may have.

If any portion of the covenants contained in this Article 16 are held to be unreasonable, arbitrary or against public policy, the covenants herein shall be considered divisible both as to time and as to geographical area; and each month of the period shall be deemed to be a separate period of time period. In the event any court determines the specified time period or geographic area to be unreasonable, arbitrary or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary or not against public policy may be enforced against a breaching Member.

The existence of any claim or cause of action by a Member against the Company, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement of the covenants contained in this Article 16, but shall be litigated separately.

Article 17. GENERAL PROVISIONS

17.1. **Notice**. Any notice, request, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by fax, email, or other electronic transmission method; the day after it is sent, if sent by recognized overnight delivery service; and the sooner of upon receipt (or refusal of receipt) or five days after it is sent, if mailed, first class certified mail, return receipt requested, postage prepaid. Notice to the Company shall be given to the principal office of the Company as specified in Section 2.4. Notice mailed or sent by overnight delivery service to a Member shall be sent to the address set forth next to the Member’s name on **Exhibit “A”** to this Agreement. Any party may change the address to which notice should be sent by giving notice to the Company pursuant to the provisions of this Section.

17.2. **Power of Attorney**. Each Member hereby irrevocably constitutes and appoints each of the Managers, severally and not jointly, with full power of substitution, as such

Member's true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Member and in the name of such Member or in such Manager's own name, from time to time in the discretion of each such attorney-in-fact, for the purpose of carrying out the terms of this Agreement, to take any action required of such Member hereunder which such Member fails to take for whatever reason and to execute any and all documents and instruments which may be necessary or desirable to accomplish such action. Each Member hereby ratifies, to the extent permitted by law, all that said attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable.

17.3. **Entire Agreement**. This Agreement (a) contains the entire agreement among the parties, (b) shall be construed in accordance with, and governed by, the laws of Florida, and (c) shall be binding upon and shall inure to the benefit of the parties and their respective personal representatives, administrators, devisees, legatees, heirs, successors and permitted assigns, but nothing herein shall permit any assignment or other Transfer not otherwise permitted under this Agreement.

17.4. **Construction Principles**. Words in any gender shall be deemed to include the other gender. The singular shall be deemed to include the plural and vice versa. The headings and underlined Section titles are for guidance only and shall have no significance in the interpretation of this Agreement.

17.5. **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original for all purposes when signed by any of the parties hereto.

17.6. **Confidentiality**. The parties to the Agreement recognize the importance of this Agreement remaining confidential, All parties agree to maintain confidentiality as to the terms of this Agreement and the business operations of the Company, except as may be required in furtherance of the business operations of the Company and any applicable law. The parties recognized that a breach of this confidentiality may have a materially negative impact on the interests of the Company.

17.7. **Conversion into a Corporation**. At the election of the Board, the Company shall reorganize as a "C" corporation (the "**Successor**") in accordance with this Section 17.7. The Board shall take reasonable steps to ensure that such reorganization shall be effected on a tax-free basis. Each of the Members hereby agrees to take such actions as are reasonably required to effect such reorganization and irrevocably authorizes and appoints each of the Managers who are in office at such time as such Member's representative and true and lawful attorney-in-fact and agent to act in such Member's name, place and stead as contemplated in this Section 17.7 and to execute in the name and on behalf of such Member any agreement, certificate, instrument or document to be delivered by the Members in connection with any such reorganization (such power of attorney to be exercised only in the event of the failure of such Member to comply with this Section).

17.7.1 In connection with such reorganization, each of the transactions described in subsections (a) and (b) below shall be deemed to have occurred simultaneously:

(a) The Successor shall be organized as a Delaware corporation and duly qualified as a foreign corporation in all jurisdictions where such qualification is required, with customary charter and by-laws, each reasonably acceptable to the Board.

(b) Each Preferred Unit shall convert into one share of participating preferred stock of the Successor, and each Common Unit shall convert into one share of common stock of the Successor, with equivalent rights and preferences to those of the Preferred Units or Common Units, as applicable, and the shares of such preferred stock and common stock shall be allocated among the Preferred Members and Common Members in exchange for their respective Preferred Units and Common Units such that (A) each Preferred Member shall receive such number of shares of participating preferred stock such that its ownership interest (including its liquidation preference, preferred dividends and rights of participation on a sale or liquidation) are substantially identical to its ownership interest in the Company immediately prior to such conversion, and (B) each Common Member shall receive the number of shares of common stock such that its ownership interest in the remaining assets of the Successor upon a liquidation event (after distribution of the preferential amounts to which the holders of Preferred Units are entitled) are substantially identical to its ownership interest in the Company immediately prior to such conversion.

IN WITNESS WHEREOF, the Members acknowledge that the matters and facts set forth in this Agreement are true and that they have signed this Agreement to be effective as of the date set forth on the first page of this Agreement.

COMMON MEMBERS

____
Edward G. Caputo

____
Paul Cataldo

____
Robert Fiondella

Founder's Equity, LLC

By: Jack Serfass
Name: Jack Serfass, Manager

Innerbridge, LLC

Nick Allen
Nick Allen (Dec 6, 2019)
By:_____________________________
Name: Nick Allen, Manager

____
Edward J. Jones

____
Andrew Palmer

____
Earl K. Borman

____
Richard Schwartz

PREFERRED MEMBERS

Blue Orion, LLC

By:___________________________
Name: Michael Solot, its Manager

Jerob Uptown, LLC

By:_________________________
Name:

____
Marc Fasteau

____
Marc Fasteau 2012 Irrevocable Trust

____
Alexis Fasteau 2008 Irrevocable Trust

____
Ignacio Contreras

____
Richard and Dr. Rosann Schwartz

____
Edward Caputo

____
Michael Solot

Earle K Borman III
Earle K Borman III (Dec 11, 2019)
____
Earle K. Borman III

Lori k Borman

____
Lori K. Borman

____
LF-VC LLC

____
Roy DeCambra

____
Roger McOmber

____
Lee H. Stowell

____
Kelye Stites

____
Alex Karpovsky

____
Gary Lockrey

____
Robert Bath

____
Arc Angel Fund

____
Hugh and Julia West

____
Chad Alfeld

____
Brian Mueth

IN WITNESS WHEREOF, the Members acknowledge that the matters and facts set forth in this Agreement are true and that they have signed this Agreement to be effective as of the date set forth on the first page of this Agreement.

COMMON MEMBERS

____
Edward G. Caputo

____
Paul Cataldo

____
Robert Fiondella

Founder’s Equity, LLC

By:_____________________________
Name: Jack Serfass, Manager

Innerbridge, LLC

By:_____________________________
Name: Nick Allen, Manager

____
Edward J. Jones

____
Andrew Palmer

____
Earl K. Borman

____
Richard Schwartz

Jack Serfass

____
Jack Serfass

Nadine Serfass
____
Nadine Serfass

____
Michael Solot

____
David Sweet

____
Phil Turner

____
Mike Serfass

____
Matt Serfass

____
Frank Moss

____
Scott Relf

____
Jeffrey Finkle

____
Brian James

Donald Elitzer
Donald Elitzer (Dec 5, 2019)
____
Donald Elitzer

____
Jack Serfass

____
Nadine Serfass

____
Michael Solot

____
David Sweet

DocuSigned by:
Phil Turner
60D5AFC8A8C5454...
____
Phil Turner

____
Mike Serfass

____
Matt Serfass

____
Frank Moss

____
Scott Relf

____
Jeffrey Finkle

____
Brian James

____
Donald Elitzer

____
Anita McClimans

____
Miles Scofield Revocable Trust.

Donald Elitzer, Trustee
Donald Elitzer, Trustee (Dec 5, 2019)
Marjorie W. Elitzer Trust

____
Don DiPietro

____
DBinc.

____
Richard and Dr. Rosann Schwartz

Sam's Family Fund, LLC

By:__________________________
Name: Ben Sams, its Manager

____
Robert Koran

____
Gary Lockrey

____
Sue J. Lavine Trust

____
Adam Foelsch

____
Jack Serfass

____
Nadine Serfass

____
Michael Solot

____
David Sweet

____
Phil Turner

____
Mike Serfass

____
Matt Serfass

____
Frank Moss

____
Scott Relf

Jeffrey Finkle (Dec 10, 2019)
____
Jeffrey Finkle

____
Brian James

____
Donald Elitzer

____
Anita McClimans

____
Miles Scofield Revocable Trust.

____
Marjorie W. Elitzer Trust

____
Don DiPietro

____
DBinc.

____
Richard and Dr. Rosann Schwartz

Sam’s Family Fund, LLC

By:__________________________
Name: Ben Sams, its Manager

____
Robert Koran

____
Gary Lockrey

____
Sue J. Lavine Trust

Adam Foelsch
____
Adam Foelsch

IN WITNESS WHEREOF, the Members acknowledge that the matters and facts set forth in this Agreement are true and that they have signed this Agreement to be effective as of the date set forth on the first page of this Agreement.

COMMON MEMBERS

____
Edward G. Caputo

____
Paul Cataldo

____
Robert Fiondella

Founder's Equity, LLC

By:____________________________
Name: Jack Serfass, Manager

Innerbridge, LLC

By:____________________________
Name: Nick Allen, Manager

Edward J Jones
Edward J Jones (Dec 11, 2019)
____
Edward J. Jones

____
Andrew Palmer

____
Earl K. Borman

____
Richard Schwartz

____
Lori K. Borman

____
LF-VC LLC

____
Roy DeCambra

Roger McOmber (Dec 6, 2019)
____
Roger McOmber

____
Lee H. Stowell

____
Kelye Stites

____
Alex Karpovsky

____
Gary Lockrey

____
Robert Bath

____
Arc Angel Fund

____
Hugh and Julia West

____
Chad Alfeld

____
Brian Mueth

____
James Schaffhausen

____
Thomas Lee

Jerry Olivo (Dec 6, 2019)
____
Jerry Olivo

____
Earle K Borman Jr. Revocable Trust

____
Tommy and Mary Lou Chronister

____
Christoffer Norvik and Nadja Pedersen

____
Anita McClimans

Miles L. Scofield (Dec 6, 2019)

____
Miles Scofield Revocable Trust.

____
Marjorie W. Elitzer Trust

____
Don DiPietro

____
DBinc.

____
Richard and Dr. Rosann Schwartz

Sam’s Family Fund, LLC

By:___________________________
Name: Ben Sams, its Manager

____
Robert Koran

____
Gary Lockrey

____
Sue J. Lavine Trust

____
Adam Foelsch

____
Jack Serfass

____
Nadine Serfass

____
Michael Solot

____
David Sweet

____
Phil Turner

____
Mike Serfass

Matthew Serfass (Dec 18, 2019)
____
Matt Serfass

____
Frank Moss

____
Scott Relf

____
Jeffrey Finkle

____
Brian James

____
Donald Elitzer

____
Jack Serfass

____
Nadine Serfass

Michael Solot (Dec 7, 2019)
____
Michael Solot

____
David Sweet

____
Phil Turner

____
Mike Serfass

____
Matt Serfass

____
Frank Moss

____
Scott Relf

____
Jeffrey Finkle

____
Brian James

____
Donald Elitzer

PREFERRED MEMBERS

Blue Orion, LLC

By: Michael Solot (Dec 7, 2019)
Name: Michael Solot, its Manager

Jerob Uptown, LLC

By:________________________
Name:

____
Marc Fasteau

____
Marc Fasteau 2012 Irrevocable Trust

____
Alexis Fasteau 2008 Irrevocable Trust

____
Ignacio Contreras

____
Richard and Dr. Rosann Schwartz

____
Edward Caputo

Michael Solot (Dec 7, 2019)
____
Michael Solot

____
Earle K. Borman III

____
Lori K. Borman

____
LF-VC LLC

____
Roy DeCambra

____
Roger McOmber

____
Lee H. Stowell

kelye stites
kelye stites (Dec 5, 2019)
____
Kelye Stites

____
Alex Karpovsky

____
Gary Lockrey

____
Robert Bath

____
Arc Angel Fund

____
Hugh and Julia West

____
Chad Alfeld

____
Brian Mueth

IN WITNESS WHEREOF, the Members acknowledge that the matters and facts set forth in this Agreement are true and that they have signed this Agreement to be effective as of the date set forth on the first page of this Agreement.

COMMON MEMBERS

____
Edward G. Caputo

____
Paul Cataldo

____
Robert Fiondella

Founder's Equity, LLC

By:_____________________________
Name: Jack Serfass, Manager

Innerbridge, LLC

By:_____________________________
Name: Nick Allen, Manager

____
Edward J. Jones

Andy Palmer
Andy Palmer (Dec 5, 2019)
____
Andrew Palmer

____
Earl K. Borman

____
Richard Schwartz

____
Jack Serfass

____
Nadine Serfass

____
Michael Solot

____
David Sweet

____
Phil Turner

____
Mike Serfass

____
Matt Serfass

Frank Moss (Dec 5, 2019)
____
Frank Moss

____
Scott Relf

____
Jeffrey Finkle

____
Brian James

____
Donald Elitzer

____
Anita McClimans

____
Miles Scofield Revocable Trust.

____
Marjorie W. Elitzer Trust

Donald W Dipietro (Dec 9, 2019)
____
Don DiPietro

____
DBinc.

____
Richard and Dr. Rosann Schwartz

Sam's Family Fund, LLC

By:___________________________
Name: Ben Sams, its Manager

____
Robert Koran

____
Gary Lockrey

____
Sue J. Lavine Trust

____
Adam Foelsch

Anita McClimans

Miles Scofield Revocable Trust.

Marjorie W. Elitzer Trust

Don DiPietro

DBinc.

Richard and Dr. Rosann Schwartz

Sam's Family Fund, LLC

By:________________________
Name: Ben Sams, its Manager

Robert Koran

Gary Lockrey

Sue J. Lavine

Sue J. Lavine Trust

Adam Foelsch

Miles Scofield Revocable Trust.

Marjorie W. Elitzer Trust

Don DiPietro

DocuSigned by:
Leonard Vitello

DBinc. DataBrains Inc BY:Leonard Vitello

Richard and Dr. Rosann Schwartz

Sam's Family Fund, LLC

By:____________________
Name: Ben Sams, its Manager

Robert Koran

Gary Lockrey

Sue J. Lavine Trust

Adam Foelsch

James Schaffhausen

DBinc.

Richard and Dr. Rosann Schwartz

Sam's Family Fund, LLC

By:________________________
Name: Ben Sams, its Manager

Robert Koran

Gary Lockrey

Sue J. Lavine Trust

Adam Foelsch

James Schaffhausen

Thomas Lee

Jerry Olivo

PREFERRED MEMBERS

Blue Orion, LLC

By:________________________
Name: Michael Solot, its Manager

Jerob Uptown, LLC

By:________________________
Name:

____
Marc Fasteau

____
Marc Fasteau 2012 Irrevocable Trust

____
Alexis Fasteau 2008 Irrevocable Trust

____
Ignacio Contreras

____
Richard and Dr. Rosann Schwartz

____
Edward Caputo

____
Michael Solot

____
Earle K. Borman III

PREFERRED MEMBERS

Blue Orion, LLC

By:______________________
Name: Michael Solot, its Manager

Jerob Uptown, LLC

By:______________________
Name:

____
Marc Fasteau

____
Marc Fasteau 2012 Irrevocable Trust

____
Alexis Fasteau 2008 Irrevocable Trust

____
Ignacio Contreras

____
Richard and Dr. Rosann Schwartz

____
Edward Caputo

____
Michael Solot

____
Earle K. Borman III

DBinc.

Richard and Dr. Rosann Schwartz

Sams Family Investment, LLC

Sam's ~~Family~~ Fund, LLC

By:____________________

Name: Ben Sams, its Manager

Robert Koran

Gary Lockrey

Sue J. Lavine Trust

Adam Foelsch

James Schaffhausen

Thomas Lee

Jerry Olivo

PREFERRED MEMBERS

Blue Orion, LLC

By:__________________________
Name: Michael Solot, its Manager

Jerob Uptown Investments, LLC
By: JEROB Specialty Investments, LLC, its Managing Member
By: Robert W. Fiondella
Name: Robert W. Fiondella, its Managing Member

____
Marc Fasteau

____
Marc Fasteau 2012 Irrevocable Trust

____
Alexis Fasteau 2008 Irrevocable Trust

____
Ignacio Contreras

____
Richard and Dr. Rosann Schwartz

____
Edward Caputo

____
Michael Solot

____
Earle K. Borman III

____
Lori K. Borman

PREFERRED MEMBERS

Blue Orion, LLC

By:___________________________
Name: Michael Solot, its Manager

Jerob Uptown, LLC

By:_________________________
Name:

____
Marc Fasteau

____
Marc Fasteau 2012 Irrevocable Trust

____
Alexis Fasteau 2008 Irrevocable Trust

____
Ignacio Contreras

Richard M. Schwartz
Richard M. Schwartz (Dec 5, 2019)

Richard M. Schwartz
Richard M. Schwartz (Dec 5, 2019)

____
Richard and Dr. Rosann Schwartz

____
Edward Caputo

____
Michael Solot

____
Earle K. Borman III

PREFERRED MEMBERS

Blue Orion, LLC

By:_________________________
Name: Michael Solot, its Manager

Jerob Uptown, LLC

By:_________________________
Name:

____
Marc Fasteau

____
Marc Fasteau 2012 Irrevocable Trust

As Investment Trustee
Alexis Fasteau 2008 Irrevocable Trust

____
Ignacio Contreras

____
Richard and Dr. Rosann Schwartz

____
Edward Caputo

____
Michael Solot

____
Earle K. Borman III

Jack Serfass

Nadine Serfass

Michael Solot

(Dec 5, 2019)

David Sweet

Phil Turner

Mike Serfass

Matt Serfass

Frank Moss

Scott Relf

Jeffrey Finkle

Brian James

Donald Elitzer

EXHIBIT "A"

Preferred and Common Members

(See Attached)

NB: Holders of the Common Units listed above are subject to time-based vesting of the Common Units, in accordance with the terms of a Restricted Unit Award Agreement between the Company and the holder.

* Grant subject to finalization of professional relationship with the Company.

EXHIBIT "B"

Board /Officers

Board:

Jack Serfass

Nadine Serfass

Edward G. Caputo

Edward J. Jones

Earle Borman III

Michael Solot

Officers:

Jack Serfass, President and CEO

Edward J. Jones, Co-Chairperson

Nadine Serfass, Co-Chairperson